

CDK Global®

2016

NOTICE OF ANNUAL MEETING & PROXY STATEMENT

October 3, 2016

Evolving the Automotive Retail *Experience*

MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

DEAR FELLOW STOCKHOLDERS:

Fiscal 2016 was a transformative year for CDK, and I am very pleased to report that the significant progress we have made has positioned our company for success going forward. Over the past year we have begun implementing a transformation plan that will create significant operational efficiencies, enable us to meet our financial targets and allow us to better serve our customers. All of which will contribute to delivering superior value to stockholders.

Implementing an Aggressive and Achievable Transformation Plan

Our plan has clear operational and financial goals, which we believe are aggressive but achievable. We are well on track to dramatically increase our adjusted EBITDA margin by 1,300 basis points over three years – a level of improvement almost unprecedented in a company of our scale and nature – along with a substantial increase in absolute EBITDA dollars. Our 35% adjusted EBITDA margin target for fiscal 2018 is not a ceiling, and we announced at the end of this fiscal year that we will continue to improve our margins beyond the three year transformation and anticipate exiting fiscal 2019 with an adjusted EBITDA margin of 40% or above. At the same time we intend to continue growing revenue and market share.

Transforming our Business and Re-energizing Our Culture

Our business transformation comprises multiple, targeted workstreams to drive significant efficiency improvements.

Fiscal 2016 Highlights

Highlights for fiscal 2016:

- Announced a comprehensive reorganization to better align the business to achieve our business transformation targets
- Signed a top 10 dealer group
- Renewed a record 670 customers in the fourth quarter, representing one-in-five of our North America DMS customer sites
- Officially opened our Customer Experience Center in Cincinnati
- Secured website services endorsements from Mazda and Infiniti
- Launched our Connected Store product at the NADA Expo, which seamlessly ties online personalization to the showroom experience
- Upgraded approximately 2,700 customer sites to the most current version of our DRIVE DMS software in the fourth quarter
- Eliminated approximately 20% of our North America product versions
- Reduced customer service response times by over 80%
- Announced a 40% reduction in our North America facilities by the end of fiscal 2018

All of these have clear metrics and objectives, and we have world-class consultants working with us to supplement our internal expertise in scoping, planning, and executing against these opportunities. Additionally, we announced a fundamental reorganization that will better align our business to meet our customers' needs and to achieve our transformation targets.

Workstream	(FY16-FY18) Savings Goal	Description
MoveUp!	$15-20 million	Migrate customers to latest software versions; engineer to reduce customizations
Streamline implementation	$25-30 million	Streamline installation and training process through improved technology, process, tools, and workflow
Enhance customer service	$10-15 million	Decrease resolution times through optimized case management and technology-enabled, intelligent, user-driven support
Optimize sales and product offering	$65-75 million	Adjust sales structure; reduce product complexity; expand bundling; optimize discount management; standardize pricing
Simplify quote to cash	$25-30 million	Reduce business complexity through integrated go-to-market model that leverages an automated contracting process, SKU rationalization, and streamlined invoicing
Workforce efficiency and footprint	$55-60 million	Increase efficiency through fewer layers and larger spans of control, geographic wage arbitrage, and reduced facility footprint
Strategic sourcing	$15-20 million	Disciplined vendor management and vendor consolidation
CDK International	$10-15 million	Comprehensive optimization across back office, R&D, implementation, and support
Other	$20 million	
Target	$250-275 million	

Growing Market Share

CDK has grown its market share significantly since 2006, and that footprint represents both a hard-won asset and the foundation for our future. The quality of our platform is important to our customers and the rate of renewals demonstrates that our strategy is working. During the last quarter of fiscal 2016, we put a significant focus on renewing dealers' contracts and the program has been successful beyond any prediction. Specifically, 670 North American dealers have entered into new long-term contracts during the fourth quarter alone, including customers representing approximately 20% of CDK's automotive DMS sites and nearly 10% of all automotive and heavy truck DMS sites in North America. This is particularly impressive given all the changes that are occurring throughout our business and it is a testament to our improved levels of service that dealers want to work with us over the long term.

Delivering Market-Leading Solutions

We believe the breadth of our integrated solutions allows us to more comprehensively address the varied needs of automotive retailers and original equipment manufacturers than any other single competitor in our industry. That said, it is clear that we had too many different product versions, and over the past year we have reduced the number of versions by 20%, with much more to come. We are delivering market-leading solutions that help our clients better manage, analyze, and grow their businesses. We are a market leader, and through our transformation, we will expand this leadership position.

Returning Capital at Top of Peer Group

In addition to transforming our business, we have also significantly accelerated the pace of capital return to stockholders. We recently committed to returning $1 billion to stockholders by the end of 2016 – a full year earlier than our prior target. This rate of capital return as a percentage of market capitalization puts CDK at the very top of our peer group. At the end of this year, the Board will determine the right level of capital return for the coming years – we believe it is in stockholders' best interests to have a balanced program that returns substantial capital to stockholders while providing us with the financial flexibility to continue investing in the future of the business.



We Are Building a Better CDK

We are on a course to change CDK for the better. I can assure you that everyone at CDK is focused on meeting our goals of continuing to improve and refine our customer offering while significantly increasing profitability, expanding margins, and growing revenues. I am immensely proud and grateful for the hard work of every employee who has helped, and who will continue to help, make this possible. If we achieve these goals, I am confident that we will be able to deliver significantly more value to our stockholders. I hope you share our enthusiasm for what is to come. Thank you for your investment in CDK.

Sincerely,

Brian P. MacDonald
President and Chief Executive Officer
October 3, 2016



SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This proxy statement, including the letter from our chief executive officer, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including targeted adjusted results for the Company's fiscal years ending June 30, 2018 and June 30, 2019, statements concerning the Company's transformation plan, other plans, objectives, forecasts, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position and business outlook and business trends, and other information, may be forward-looking statements. Words such as "might," "will," "may," "could," "should," "estimates," "expects," "continues," "contemplates," "anticipates," "projects," "plans," "potential," "predicts," "intends," "believes," "forecasts," "future," "assumes," and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed, or implied by, these forward-looking statements.

The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. The Company gives no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on its results of operations and financial condition. You should carefully read the factors described in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including those discussed under "Part I, Item 1A. Risk Factors" in the Company's most recent Annual Report on Form 10-K and its most recent Quarterly Report on Form 10-Q for a description of certain risks that could, among other things, cause the Company's actual results to differ from any forward-looking statements contained herein. These filings can be found on the Company's website at www.cdkglobal.com and the SEC's website at www.sec.gov.

All forward-looking statements speak only as of the date of this proxy statement even if subsequently made available by the Company on its website or otherwise. The Company disclaims any obligation to update or revise any forward-looking statements that may be made to reflect new information or future events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

Non-GAAP Reconciliation

Please refer to the tables in Appendix A to this proxy statement for a reconciliation of the "As Reported" results to the "As Adjusted" results.

PROXY STATEMENT SUMMARY



November 15, 2016



8:00 a.m. central time



www.virtualshareholder meeting.com/CDK2016

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all the information you should consider, and you should read the entire proxy statement carefully before voting.

CDK Global, Inc. (the "Company," "CDK Global," "us," "our" or "we") is holding its 2016 Annual Meeting of Stockholders (the "Annual Meeting") on November 15, 2016. This proxy statement is furnished in connection with the solicitation by our Board of Directors (the "Board") of proxies for use at the Annual Meeting and at any adjournment or postponement thereof.

A Notice of Internet Availability of Proxy Materials or the proxy statement for the Annual Meeting is first being mailed to stockholders on or about October 6, 2016. Only stockholders of record at the close of business on September 19, 2016 are entitled to receive notice of and to vote at the Annual Meeting.

Your vote is important, and we urge you to vote. The Notice of Internet Availability of Proxy Materials instructs you on how to access our proxy materials, including our proxy statement, our Annual Report on Form 10-K (which is not a part of the proxy soliciting material) and your proxy card to vote via the Internet or by telephone. If you receive a paper copy of the proxy materials, you may also vote by completing, signing, dating, and returning the accompanying printed proxy in the enclosed envelope, which requires no postage if mailed in the United States.

MANAGEMENT PROPOSALS

In addition to conducting any other business properly brought before the Annual Meeting, we have summarized the management proposals below. Please review this proxy statement for more information. Your vote is important.

Management Proposal:	Page Reference (for more detail)	Board Recommendation	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1. Elect ten directors named in this proxy statement	14	FOR each director nominee	Majority of votes cast	None	None

The Board and the nominating and governance committee believe that the ten director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to our management.

2. Act, by non-binding advisory vote, to approve the compensation of our named executive officers ("NEOs") for the fiscal year ended June 30, 2016 ("fiscal 2016")	35	FOR	Majority of shares present and entitled to vote	Against	None

The Board and the compensation committee believe that our compensation policies and practices are effective in achieving our goals of attracting, retaining, and motivating our executive officers, rewarding financial and operating performance and aligning our executives' interests with those of our stockholders to create long-term value. The Board values stockholders' opinions, and the compensation committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

3. Ratify the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm ("Independent Auditor") for the fiscal year ending June 30, 2017 ("fiscal 2017")	72	FOR	Majority of shares present and entitled to vote	Against	None

The Board and the audit committee believe that the continued retention of Deloitte to serve as our Independent Auditor for fiscal 2017 is in our best interests and the best interests of our stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the audit committee's selection of the Independent Auditor.

ELECTION OF DIRECTORS (PROPOSAL 1)

The Board and the nominating and governance committee believe that the ten director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to our management. All of the nominees are currently serving as directors. The following table provides summary information about each director nominee.

	Director	Age	Director Since	Occupation	Other Public Boards	Committee(s)		
						AC	CC	NGC
	Leslie A. Brun, (Chairman)	64	2014	Chairman and Chief Executive Officer of SARR Group, LLC	Broadridge Financial Solutions, Inc. Merck & Co., Inc. Hewlett Packard Enterprise Company			
	Willie A. Deese	61	2014	Retired Executive Vice President of Merck & Co., Inc.	DENTSPLY International Inc. Public Service Enterprise Group	Member	Chair	
	Amy J. Hillman	51	2014	Dean of the W. P. Carey School of Business at Arizona State University				Chair
	Brian P. MacDonald	50	2015	President and Chief Executive Officer	Computer Sciences Corporation			
	Eileen J. Martinson	62	2016	Chief Executive Officer of Sparta Systems				
	Stephen A. Miles	48	2014	Chief Executive Officer of The Miles Group			Member	Member

ELECTION OF DIRECTORS (PROPOSAL 1)

Director	Age	Director Since	Occupation	Other Public Boards	Committee(s)		
					AC	CC	NGC
 **Robert E. Radway**	56	2014	Founder, Chairman and Chief Executive Officer of NXT Capital		Member	Member	
 **Stephen F. Schuckenbrock**	56	2016	Chief Executive Officer of CROSSMARK	Micro Focus International			
 **Frank S. Sowinski**	60	2014	Former Chief Financial Officer of Dun & Bradstreet	Buckeye GP LLC, general partner of Buckeye Partners, L.P.	Chair		Member
 **Robert M. Tarkoff**	47	2016	President and Chief Executive Officer of Lithium Technologies				

BOARD SKILLS

The Board and the nominating and governance committee look for current and potential directors collectively to have a mix of skills, qualifications and attributes that help achieve the goal of a well-rounded, diverse Board that functions collegially as a unit. The Board and the nominating and governance committee has carefully selected a slate of director nominees that, taken as a whole, have representatives with the following skills, qualifications and attributes.



DIRECTOR SKILLS, QUALIFICATIONS AND ATTRIBUTES

Automotive Retail	2
Capital Markets	6
CEO Experience	7
Digital Marketing	6
Enterprise Risk Management	7
Investor Relations	7
International Diversification	6
M&A / Divestiture	8
Operations / BPI / BPO	5
Strategy	10
CEO Succession	6
Technology / Technologist	5

GOVERNANCE HIGHLIGHTS

The Board is committed to strong corporate governance that we believe promotes the long-term interests of the business and those of our stockholders. During the past year the Board's primary governance themes were:

- Continuing to build on the strong foundation that was put in place during our first year as a stand alone company;

- Continuing to strengthen a tenor of regular stockholder outreach. We seek a collaborative approach to issues that are of importance to our stockholders and that affect our business. We also seek to ensure that our stockholders see our governance and executive pay practices as well-structured. In fiscal 2016:

  - Our key executive officers and directors routinely reached out to our largest stockholders to gain valuable insights into the corporate governance and executive compensation issues they most care about; and

  - They are also actively engaged with stockholders through investor visits to our headquarters, one-on-one meetings, and conference calls.

- As reflected in our Corporate Governance Guidelines, among the Board's primary responsibilities is the approval of a Chief Executive Officer and executive officer succession plan developed and recommended to the Board by the nominating and governance committee. The Board's goal is to have a long-term and continuing program for effective senior leadership development and succession. The Board maintains contingency plans for emergencies such as the departure, death, or disability of the Chief Executive Officer or other executive officers. During fiscal 2016, in furtherance of these responsibilities, the nominating and governance committee together with the compensation committee developed, and the Board approved, a leadership transition plan in which Brian MacDonald succeed Steven Anenen as our President and Chief Executive Officer. To ensure a smooth transition, the plan included a staggered transition of Mr. Anenen's functions whereby Mr. MacDonald assumed the role of President in December 2015 and Chief Executive Officer in March 2016.

- Enhancing an effective and appropriate mix of skills and capabilities on the Board through the addition of three new directors.

  - During fiscal 2016, Steven J. Anenen resigned as a director and as President and Chief Executive Officer. After a thorough evaluation of candidate qualifications in light of the Board's criteria, on June 19, 2016, the Board appointed Robert Tarkoff to fill the vacant directorship. Mr. Tarkoff was identified by a professional search firm retained by the nomination and governance committee and brings to the Board extensive software and technology experience.

  - On September 6, 2016, after a thorough evaluation of candidate qualifications in light of the Board's criteria, Elieen Martinson and Stephen Schuckenbrock were appointed to the Board. Ms. Martinson and Mr. Schuckenbrock were each identified by the Board in consultation with Elliott Management, a stockholder. The nomination and governance committee reviewed their candidacies, determined independently that they would each be an excellent fit for the Board, and recommended their appointment to the Board. Ms. Martinson and Mr. Schuckenbrock both bring extensive software and technology experience to the Board.

- Ensuring that the Board is appropriately oriented to its required roles and our business through orientation for the three new directors and ongoing education for all directors.

APPROVAL OF EXECUTIVE COMPENSATION FOR FISCAL 2016 (PROPOSAL 2)

We are asking our stockholders to cast a non-binding vote, commonly referred to as "say on pay," to approve our NEO compensation as described in the Compensation Discussion & Analysis ("CD&A") section beginning on page 36 and the Compensation Tables section beginning on page 54. The Board believes that our compensation policies and practices are effective in achieving our goals of attracting, retaining and motivating our executive officers, rewarding financial and operating performance, and aligning our executives' interests with those of our stockholders to create long-term value. The Board values stockholders' opinions, and the compensation committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

RATIFY THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2017 (PROPOSAL 3)

We are asking our stockholders to ratify the audit committee's selection of Deloitte as our independent registered public accounting firm for fiscal 2017. While we are not required to have our stockholders ratify the selection of Deloitte, we are doing so because we believe it is good corporate practice. If our stockholders do not ratify the selection, the audit committee will reconsider the appointment, but may nevertheless retain Deloitte as our independent registered public accounting firm. Even if the selection is ratified, the audit committee may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of us and our stockholders.

TABLE OF CONTENTS

CORPORATE GOVERNANCE AT CDK GLOBAL

PROPOSAL 1: ELECTION OF DIRECTORS

The Board has nominated ten directors for election at the Annual Meeting. Each nominee is currently serving as one of our directors. If you re-elect them, they will hold office until our next annual meeting of stockholders or until their successors have been elected and qualified.

In recognition of the fact that the selection of qualified directors is complex and crucial to our long-term success, the nominating and governance committee has established director qualification criteria for membership on the Board. Those criteria are included in this proxy statement beginning on page 21.

All of our nominees are seasoned leaders, the majority of whom are or were chief executive officers or other senior executives and who bring to the Board skills and qualifications gained during their tenure at a wide array of public companies, private companies, non-profits, and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes, or skills that led the nominating and governance committee and the Board to conclude that the nominee should continue to serve as a director.

> **The Board recommends that you vote FOR the election of the following nominees:**

INFORMATION ABOUT THE NOMINEES



LESLIE A. BRUN   Age 64   Director since September 2014

Chairman and Chief Executive Officer of SARR Group, LLC

Independent Chairman of the Board

		Director Qualification Highlights
Board Committee	None	• CEO Experience
Other Public Boards	Hewlett Packard Enterprise Company Broadridge Financial Solutions, Inc. (Chair) Merck & Co., Inc.	• Capital Markets
		• Investor Relations
		• Enterprise Risk Management

BIOGRAPHY

Mr. Brun has been the Chairman and Chief Executive Officer of SARR Group, LLC, an investment holding company, since 2006. In addition, he was formerly Managing Director and head of investor relations at CCMP Capital Advisors, LLC, a global private equity firm. He is also the founder and Chairman Emeritus of Hamilton Lane Advisors, a provider of asset management services for which he served as Chief Executive Officer and Chairman from 1991 until 2005. From 1988 to 1991, he was Managing Director and co-founder of the investment banking group of Fidelity Bank in Philadelphia. Mr. Brun served as a director of Automatic Data Processing, Inc. ("ADP") from 2003 to 2015 and as ADP's Chairman of the Board from 2007 to 2015. Mr. Brun has served as a director of Broadridge Financial Solutions, Inc. ("Broadridge"), an investor communications and business process outsourcing provider, since 2007 and as Broadridge's Chairman of the Board since 2011. He has served as a director of Merck & Co., Inc. ("Merck"), a health care company, since 2009 and lead director since 2016, and Hewlett Packard Enterprise Company, a technology solutions provider, since 2015. He is also a director of NXT Capital, Inc., a private company. Mr. Brun is a former trustee of Widener University, the University at Buffalo Foundation, Inc. and The Episcopal Academy in Merion, Pennsylvania. Mr. Brun's investment banking and leadership experience provide him with extensive financial and management expertise, and his directorships at other public companies have given him broad experience with governance and other issues facing public companies.



WILLIE A. DEESE   Age 61   Director since September 2014
Retired Executive Vice President of Merck & Co., Inc.

Independent Director

		Director Qualification Highlights
Board Committee	Compensation (Chair), Audit	• Operations / BPI / BPO
Other Public Boards	DENTSPLY International Inc. Public Service Enterprise Group	• International Diversification
		• Enterprise Risk Management

BIOGRAPHY

Mr. Deese has served as an independent director of DENTSPLY International Inc., a leading manufacturer and distributor of dental and other consumable healthcare products, since 2011 and Public Service Enterprise Group, a diversified energy company, since 2015. Mr. Deese served as an Executive Vice President of Merck from 2008 to 2016 and as President of the Merck Manufacturing Division from 2005 to 2016. Mr. Deese also served as Merck's Senior Vice President of Global Procurement from 2004. Prior to joining Merck, Mr. Deese served as Senior Vice President of Global Procurement and Logistics at GlaxoSmithKline and as Vice President of Purchasing, at Kaiser Permanente. In addition to his experience as a director of a publicly traded company, Mr. Deese brings to the Board substantial experience and expertise in both business transformation and complex international operations and management from his roles at Merck and GlaxoSmithKline.



AMY J. HILLMAN   Age 51   Director since September 2014
Dean of the W. P. Carey School of Business at Arizona State University

Independent Director

		Director Qualification Highlights
Board Committee	Nominating and Governance (Chair)	• M&A / Divestiture
Other Public Boards	None	• Investor Relations
		• Strategy

BIOGRAPHY

Since 2013, Ms. Hillman has served as the Dean of the W. P. Carey School of Business at Arizona State University, where she has taught as a Professor since 2006 and as an Associate Professor from 2001 to 2006. She holds a PhD in Strategic Management and is a fellow of the Academy of Management. In addition to her management skills gained as the leader of one of the largest U.S. business schools, Ms. Hillman brings to the Board expertise in the areas of business strategy and corporate governance, on which she has taught, consulted with major corporations on, and conducted research.



BRIAN P. MACDONALD Age 50
President, Chief Executive Officer

Director

Other Public Boards Computer Sciences Corporation

Director since June 2015

Director Qualification Highlights
- CEO Experience
- Capital Markets
- Technology / Technologist
- Automotive Retail

BIOGRAPHY

Mr. MacDonald has served as our Chief Executive Officer since March 2016, our President since January 2016, and as a director since June 2015. Mr. MacDonald served as Chief Executive Officer and President of Hertz Equipment Rental Corporation from June 2014 through June 2015 and as interim Chief Executive Officer of Hertz Corporation from September 2014 through November 2014. Prior to Hertz, Mr. MacDonald served as President and Chief Executive Officer of ETP Holdco Corp., an entity formed following Energy Transfer Partners' $5.3 billion acquisition of Sunoco, Inc. in 2012, where Mr. MacDonald had served as Chairman, President and Chief Executive Officer prior to ETP's acquisition of Sunoco. Mr. MacDonald has also held executive management roles at Dell, General Motors Corporation, and Isuzu Motors Limited.

Mr. MacDonald also serves on the board of directors of Computer Sciences Corporation and previously served on the board of directors of Sunoco and Sunoco Logistics from March 2012 to October 2012 and October 2009 to October 2012, respectively, and on the board of directors of Ally Financial, Inc. from May 2013 to July 2014 following his appointment by the U.S. Department of the Treasury.

In addition to his experience as a director of a publicly traded company, Mr. MacDonald brings to the Board substantial experience and expertise in management, business strategy, and capital markets from his roles at Hertz, Sunoco, and Ally Financial.



EILEEN J. MARTINSON Age 62
Chief Executive Officer of Sparta Systems

Independent Director

Board Committee None

Other Public Boards None

Director since September 2016

Director Qualification Highlights
- Technology / Technologist
- Strategy
- CEO Experience
- Capital Markets

BIOGRAPHY

Ms. Martinson has been Chief Executive Officer of Sparta Systems, a leading provider of enterprise-quality management software solutions, since 2011. Prior to joining Sparta Systems, she served as the Chief Operating Officer at Allscripts. Before Allscripts, she served as Executive Vice President of global sales, services, and support at Misys and served in various management positions at Oracle, SAP, Siebel Systems, Gartner, Ariba and Accenture. She has served as a director at AdvancedMD since March 2016 and Chair of the Board of Trustees at Philadelphia University since 2013. As a result of her current executive position at Sparta Systems, as well as her former positions as a senior executive at other technology and consulting organizations, Ms. Martinson provides the Board with extensive and relevant executive leadership, software, sales and service and technology industry experience.



STEPHEN A. MILES   Age 48   Director since September 2014
Founder and Chief Executive Officer of The Miles Group

Independent Director

Board Committee   Compensation, Nominating and Governance

Other Public Boards   None

Director Qualification Highlights
- CEO Experience
- Strategy
- CEO Succession

BIOGRAPHY

Since 2012, Mr. Miles has served as the founder and Chief Executive Officer of The Miles Group, a provider of global CEO and board consulting and advisory services (focused on the topics of succession, board and organizational effectiveness, and talent management). Previously, Mr. Miles served as Vice Chairman, Leadership Advisory at Heidrick & Struggles, a global executive search and executive leadership consulting firm from 2010 to 2012 and as Managing Partner and Head, Leadership Advisory for Heidrick & Struggles from 2005 to 2010, where he was responsible for managing its global Leadership Advisory Services business. Mr. Miles specializes in CEO succession and brings to the Board substantial expertise in leadership selection, succession planning and organizational effectiveness from his roles at Heidrick & Struggles and The Miles Group.



ROBERT E. RADWAY   Age 56   Director since September 2014
Founder, Chairman and Chief Executive Officer of NXT Capital

Independent Director

Board Committee   Audit, Compensation

Other Public Boards   None

Director Qualification Highlights
- CEO Experience
- Capital Markets
- Strategy

BIOGRAPHY

Since 2010, Mr. Radway has served as Founder, Chairman and Chief Executive Officer of NXT Capital, a privately held commercial finance company with approximately $6.5 billion in owned and managed assets. From 2001 to 2008, Mr. Radway served as Managing Director and President of Merrill Lynch Capital, the commercial finance unit of Merrill Lynch Bank USA that, prior to its sale in 2008, had owned and managed assets in excess of $30 billion and approximately 550 employees. Prior to his service with Merrill Lynch Capital, Mr. Radway held senior positions with Heller Financial, Inc., including Executive Vice President of Corporate Strategy and Development responsible for the company's strategic planning, business development, and M&A worldwide. Mr. Radway's roles as the chief executive of NXT Capital and as president of Merrill Lynch Capital have provided him with extensive executive management, operational, and business strategy experience. He brings to the board the ability to analyze and oversee financial reporting and performance, as well as expertise in capital markets and financing initiatives, corporate strategy, and human resource development and retention.



STEPHEN F. SCHUCKENBROCK

Age 56   Director since September 2016

Chief Executive Officer of CROSSMARK Inc.

Independent Director

Board Committee	None
Other Public Boards	Micro Focus International

Director Qualification Highlights
- Digital Marketing
- Technology / Technologist
- Strategy
- CEO Experience
- Capital Markets

BIOGRAPHY

Mr. Schuckenbrock is the Chief Executive Officer of CROSSMARK Inc., a leading provider of sales, marketing and merchandising services for manufacturers and retailers. Prior to joining CROSSMARK in December of 2014, he was the CEO of Accretive Health, and prior to that held numerous leadership positions at Dell. His career also includes management positions at EDS, IBM, PepsiCo and Frito Lay. He is currently a director at Micro Focus International and has served on a number of boards, including Compuware, Staples, and AT Kearney. Mr. Schuckenbrock also serves on the advisory boards of Texas Christian University and Enactus, an international non-profit that enables entrepreneurial skills to students. As a result of his current executive position at CROSSMARK Inc., as well as his former positions as a senior executive at other technology organizations and his significant board experience, Mr. Schuckenbrock provides the Board with extensive and relevant board, executive leadership, sales and marketing, and technology industry experience.



FRANK S. SOWINSKI

Age 60   Director since September 2014

Former Chief Financial Officer of the Dun & Bradstreet Corporation

Independent Director

Board Committee	Audit (Chair), Nominating and Governance
Other Public Boards	Buckeye GP LLC, general partner of Buckeye Partners, L.P.

Director Qualification Highlights
- Digital Marketing
- Technology / Technologist
- Strategy
- Enterprise Risk Management

BIOGRAPHY

Mr. Sowinski serves as the lead independent director and chair of the nominating and corporate governance committee of Buckeye GP LLC, general partner of Buckeye Partners, L.P., a publicly-traded master limited partnership that provides mid-stream energy logistics services. Since 2006, Mr. Sowinski has served as an operating executive for MidOcean Partners, a private equity firm that identifies, invests in, and manages portfolio companies focusing on business, information, and marketing services. In his capacity as an operating executive for MidOcean Partners, Mr. Sowinski previously served as Vice Chairman of The Allant Group, Inc. a marketing services group, and also previously served as Vice Chairman of Pre-Paid Legal Services, Inc. dba LegalShield, a specialized legal service products company. In 2002, he served as Chief Financial Officer of PricewaterhouseCoopers Consulting, a global consulting firm. Previously, Mr. Sowinski spent 17 years with the Dun & Bradstreet Corporation, where he served in numerous positions including Chief Financial Officer of the Dun & Bradstreet Corporation, as well as Executive Vice President of Global Marketing and President of the D&B Operating Company. Mr. Sowinski's numerous operating roles have provided him with broad managerial and operational expertise and a proven track record of achievement and business judgment. In addition, his extensive experience in financial management, including his roles as Chief Financial Officer of the Dun & Bradstreet Corporation and PricewaterhouseCoopers Consulting, provide him with expertise in enterprise risk management, corporate financial management, and financial reporting.



ROBERT M. TARKOFF   Age 47   Director since June 2016
President and Chief Executive Officer of Lithium Technologies

Independent Director

Board Committee   None

Other Public Boards   None

Director Qualification Highlights
- Digital Marketing
- Technology / Technologist
- Strategy
- CEO Experience
- Capital Markets

BIOGRAPHY

Mr. Tarkoff has been President and Chief Executive Officer of Lithium Technologies, a San Francisco-based computer software as a service (SaaS) platform leader in social customer solutions, since 2011. He was previously Senior Vice President and General Manager of Digital Enterprise Solutions at Adobe Systems, Inc., and prior to that served as Senior Vice President of Strategy, Ventures, and Mergers & Acquisitions. Prior to Adobe, he worked for EMC Corporation, serving as Senior Vice President and General Manager of the Input Management Software business, the Senior Vice President of Mergers and Acquisitions for EMC Software, and as the head of EMC's software outsourcing business. Prior to the acquisition of Documentum, Inc. by EMC, he was the Executive Vice President and Chief Strategy Officer of Documentum, where he was responsible for all strategic merger and acquisition activity, partner initiatives, indirect channel revenue, and product management. Before joining Documentum, Mr. Tarkoff was Executive Vice President at Commerce One, a business-to-business marketplace software solutions company. Prior to Commerce One, Mr. Tarkoff served as a securities associate at Wilson, Sonsini, Goodrich & Rosati. Mr. Tarkoff previously served on the boards of three publicly traded software companies; Onyx Software Corporation, Borland Software, and Advent Software. As a result of his current executive position at Lithium Technologies, as well as his former positions as a senior executive at other technology organizations, Mr. Tarkoff provides the Board with extensive and relevant executive leadership, worldwide operations and technology industry experience.

DIRECTOR NOMINATION PROCESS

When considering current directors for re-nomination to the Board, the nominating and governance committee assesses changes to any director's qualifications, including their independence, and takes into account the performance of each director, which is part of the committee's annual Board evaluation process. The nominating and governance committee then recommends actions for the Board to consider and adopt as it sees fit.

The nominating and governance committee has not established specific minimum age, education, experience, or skill requirements for potential members. Instead, the nominating and governance committee reviews the composition of the Board in light of the Company's current challenges and needs and the current challenges and needs of the Board. Based on this review, the Board then determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, reputation, age, skills, background, and experience. The nominating and governance committee values diversity as a factor in selecting nominees to serve on the Board and considers the criteria noted above in selecting nominees for directors, including members from diverse backgrounds who combine a broad spectrum of experience and expertise. The nominating and governance committee believes that the Board, as currently constituted, is well-balanced and that it fully and effectively addresses our needs.

When the Board decides to recruit a new member, or when the Board considers any director candidates submitted for consideration by our stockholders, it seeks strong candidates who, ideally, meet its standards of director independence, and who bring skills and capabilities that complement and enhance those of the Board as a whole. Additionally, all potential candidates should possess the following personal characteristics: (i) business community respect for his or her integrity, ethics, principles, insights, and analytical ability and (ii) ability and initiative to frame insightful questions, speak out, and challenge questionable assumptions and disagree without being disagreeable. In addition, the nominating and governance committee considers a wide range of other factors in determining the composition of the Board, including age, diversity of background, diversity of thought, and other individual qualities such as professional experience, skills, education, and training.

Nominations of candidates for the Board by our stockholders for consideration at our 2017 Annual Meeting of Stockholders are subject to the deadlines and other requirements described under "Stockholder Proposals" on page 77 of this proxy statement.

As part of the nominating and governance committee's ongoing and active process for identifying and reviewing possible Board members, the nominating and governance committee considered a number of candidates in 2015-2016 to fill three vacancies on the Board. This process included extensive independent search efforts as well as consideration of candidates recommended by stockholders.

On June 19, 2016, following the Mr. Anenen's resignation as a director and as the Company's chief executive officer, and after a thorough evaluation of candidate qualifications in light of the Board's criteria, the Board appointed Robert Tarkoff to fill the vacancy. Mr. Tarkoff was identified by a professional search firm retained by the nominating and governance committee and brings extensive software and technology experience to the Board.

On August 2, 2016, the Company entered into a letter agreement with Elliott Management, a stockholder. Under the agreement, the Company agreed to appoint two new Board members. Each of Ms. Martinson and Mr. Schuckenbrock were identified by the nominating and governance committee in consultation with Elliott Management, along with other potential candidates. The nominating and governance committee reviewed their candidacies, determined independently that they would each be an excellent fit for the Board, and recommended their appointment to the Board. On September 6, 2016, after a thorough evaluation of each candidate's qualifications in light of the Board's criteria, Ms. Martinson and Mr.

Schuckenbrock were appointed to the Board. Ms.Martinson and Mr. Schuckenbrock both bring extensive software and technology experience to the Board.

In connection with the Board's decision to add the two new Board members, Elliott Management has agreed to certain limited standstill and voting provisions through July 2017, including voting in favor of the Company's proposed slate of directors at the Annual Meeting.

BOARD INDEPENDENCE

The Board is currently composed of nine non-employee directors and one employee director. The Board has established that ten directors will be the number that will constitute the full Board at the time of the Annual Meeting. Under our Corporate Governance Guidelines and the NASDAQ Stock Market ("NASDAQ") listing standards, at least a majority of our Board must be independent. The Board's standards of director independence are consistent with the NASDAQ listing standards. Directors meeting these standards are considered to be "independent." The Board has affirmatively determined that all directors other than Mr. MacDonald meet these standards and are, therefore, considered to be independent directors. Mr. MacDonald does not meet these standards and is, therefore, not considered to be an independent director. Based on the these standards, all current members of the audit, compensation, and nominating and governance committees are independent.

THE BOARD'S ROLE AND RESPONSIBILITIES

We have robust policies and procedures for our directors and management and our commitment to good corporate governance is integral to our business. Our key governance practices are described below.

CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

The Board has adopted Corporate Governance Guidelines. These guidelines address items such as the standards, qualifications, and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. The guidelines are subject to periodic review by the Board and to modification from time to time by the Board. The guidelines together with the charters of each of the Board's audit, compensation, and nominating and governance committees are available under "Corporate Governance" in the "Investor Relations" section of our website at "http://www.cdkglobal.com".

CORPORATE HOTLINE

We have established the independent CDK Global Ethics Hotline through Convercent, a global Internet and telephone information and reporting service, to allow any employee, director, or vendor to confidentially and anonymously (i) ask questions about our Code of Business Conduct and Ethics and other ethics and compliance issues and (ii) submit a report or complaint about any potential accounting, internal control, auditing, Code of Business Conduct and Ethics, or other violation or matter of concern (unless prohibited by local privacy laws in the jurisdiction of the reporting employee).

THE BOARD'S ROLE IN RISK OVERSIGHT

The Board provides oversight with respect to our enterprise risk assessment and risk management activities that are designed to identify, prioritize, assess, monitor, and mitigate the various risks we confront, including risks that are related to the execution of our business transformation plan and the achievement of other elements of our operational and financial strategy. The Board performs this oversight function periodically as part of its meetings and also through its committees, each of which examine various components of enterprise risk as part of its assigned responsibilities. The committees report on risk oversight matters directly to the Board on a regular basis. Management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees as necessary.

The audit committee focuses on financial risks, including reviewing with management, our internal auditors, and our Independent Auditor our major financial risk exposures, the adequacy and effectiveness of internal control over financial reporting, and the steps management has taken to monitor and control financial risk exposures. In addition, the audit committee reviews risks related to compliance with applicable laws, regulations, and ethical standards, and also operational risks related to information security and system disruption. The audit committee regularly receives, reviews, and discusses with management presentations and analyses on various risks we confront.

The nominating and governance committee oversees risks associated with Board structure and other governance policies and practices. The compensation committee oversees risks related to compensation matters.

STOCKHOLDER COMMUNICATIONS

Engagement and transparency with our stockholders provide us with useful feedback on a wide variety of topics, including governance, compensation, stockholder communication, Board composition, stockholder proposals, business performance, and operations. This information is shared regularly with our management and the Board and considered in the processes that set the governance practices and our strategic direction. We also focus on stockholder feedback to better tailor the public information we provide to address the interests and inquiries of our stockholders.

We interact and communicate with our stockholders through a number of forums, including quarterly earnings presentations, Securities and Exchange Commission ("SEC") filings, annual meetings, investor conferences, and web communications.

In addition, the Board has endorsed the Shareholder-Director Exchange (SDX) Protocol as a guide for effective, mutually beneficial engagement between our stockholders and directors. The Board believes that management should speak for the Company and that the Chairman of the Board should speak for the Board. During fiscal 2016, the Chairman of the Board met with stockholders to discuss a variety of topics, including our strategy and performance.

In order to provide our stockholders and other interested parties with a direct and open line of communication to the Board, we have adopted the following procedures for communications to directors. Stockholders and other interested persons may communicate with the Board by written communications addressed in care of Lee J. Brunz, our Secretary, at CDK Global, Inc., 1950 Hassell Road, Hoffman Estates, IL 60169.

All communications received in accordance with these procedures will be reviewed initially by our Secretary who will relay all such communications to the appropriate director or directors unless it is determined that the communication (i) does not relate to our business or affairs or the functioning or constitution of the Board or any of its committees; (ii) relates to routine or insignificant matters that do not warrant the attention of the Board; (iii) is an advertisement or other commercial solicitation or communication; (iv) is frivolous or offensive; or (v) is otherwise not appropriate for delivery to directors.

The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made only in accordance with applicable laws and regulations relating to the disclosure of information.

The Secretary will retain copies of all communications received pursuant to these procedures for a period of at least one year. The Board will review the effectiveness of these procedures from time to time and, if appropriate, recommend changes.

In addition, anyone who has a concern about the Company's conduct or about the Company's accounting, internal accounting controls or auditing matters may communicate those concerns directly to the audit committee. Such communications may be confidential or anonymous and may be submitted electronically, by phone or in writing to:

- The Company's Ethics Hotline at (800) 461-9330; CDK Global, Inc., 1950 Hassell Road, Hoffman Estates, IL 60169; or online via the Internet at www.convercent.com/report; or

- The Legal Department at (847) 397-1700 (ask to speak to the general counsel or other attorney designated to handle ethics matters); or

- The audit committee in writing to the attention of the Audit Committee of CDK Global, Inc., 1950 Hassell Road, Hoffman Estates, IL 60169.

COMPLIANCE

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to our executive officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. The Code of Ethics may be viewed on our website at www.cdkglobal.com under "Corporate Governance" in the "Investor Relations" section. In the event we amend or waive any of the provisions of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we intend to disclose these actions on our website within four business days following the date of the amendment or waiver.

Our credibility and reputation depend upon the good judgment, ethical standards, and personal integrity of each director, executive officer, and employee and we expect them to conduct themselves with the highest degree of integrity, ethics, and honesty. In order to better protect us and our stockholders, we regularly review our Code of Ethics and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

We have adopted a written Related Persons Transactions Policy (the "policy"), which sets forth our policy with respect to the review, approval, ratification, and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee has overall responsibility for implementation of and compliance with the policy. A "related person" means a director, executive officer, or beneficial holder of more than 5% of our outstanding common stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. Our directors and executive officers must inform our general counsel at the earliest practicable time of any plan to engage in a potential related persons transaction. For purposes of the policy, a "related persons transaction" is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are, or will be a participant and the amount involved exceeded, exceeds, or will exceed $120,000 and in which any related person (as defined in the policy) had, has, or will have a direct or indirect material interest. A "related persons transaction" does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by the Board, the compensation committee, or a group of independent directors performing a similar function. Further, we have determined that "related persons transactions" do not include transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

The policy requires that notice of a proposed related persons transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related persons transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting or, in those instances in which the legal department, in consultation with the Chief Executive Officer or the Chief Financial Officer, determines that it is not practicable or desirable for us to wait until the next audit committee meeting, to the Chair of the audit committee. Under the policy, our audit committee or the Chair of the audit committee, as applicable, may approve only those related persons transactions (i) that are in our best interests or (ii) that are not inconsistent with our best interests. In the event that we become aware of a related persons transaction that has not been previously reviewed, approved, or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee or Chair of the audit committee so that it may determine whether to ratify, rescind, or terminate the related persons transaction.

The policy also provides that the audit committee will review certain previously approved or ratified related persons transactions that are ongoing to determine whether the related persons transaction remains in our best interests and the best interests of our stockholders.

Additionally, we make periodic inquiries of directors and executive officers with respect to any potential related persons transaction of which they, or any of their immediate family members, may be a party or of which they may be aware.

AGREEMENTS WITH ADP

We did not conduct any transactions with related persons in fiscal 2016 that would require disclosure in this proxy statement or approval by our audit committee; however, we have provided below a summary description of the separation and distribution agreement and other key related agreements we entered into with ADP prior to the spin-off. These agreements effected the spin-off and also provide a framework for our ongoing relationship with ADP. This description, which summarizes the material terms of these agreements, is not necessarily complete. You should read the full text of these agreements, which have been filed with the SEC as exhibits to our Current Report on Form 8-K as filed with the SEC on October 1, 2014.

Because the spin-off involved the separation of ADP's existing businesses, we negotiated these agreements with ADP while we were a wholly owned subsidiary of ADP. Accordingly, during this time our directors and officers were directors, officers, and employees of ADP and, as such, had an obligation to serve the interests of ADP. We believe our officers and officers of ADP negotiated these arrangements in good faith taking into account the interests of their respective companies in the spin-off.

Separation and Distribution Agreement

The separation and distribution agreement contains the key provisions relating to the spin-off. The separation and distribution agreement identifies the assets transferred, liabilities assumed, and contracts assigned to us by ADP and by us to ADP in the spin-off, and it describes when and how these transfers, assumptions, and assignments occur. In addition, it includes procedures by which ADP and we became separate and independent companies. It also contains the conditions that were satisfied, or waived by ADP, prior to completion of the spin-off.

In addition, we entered into certain ancillary agreements with ADP governing various interim and ongoing relationships between ADP and us following the spin-off. These ancillary agreements include the following:

- tax matters agreement;

- intellectual property transfer agreement; and

- employee matters agreement.

Tax Matters Agreement

The tax matters agreement governs both our and ADP's rights and obligations with respect to taxes for both pre and post spin-off periods. Under the tax matters agreement, ADP generally is required to indemnify us for any income taxes attributable to its operations or our operations and for any non-income taxes attributable to its operations, in each case for all pre spin-off periods as well as any taxes arising from transactions effected to consummate the spin-off, and we generally are required to indemnify ADP for any non-income taxes attributable to our operations for all pre spin-off periods and for any taxes attributable to our operations for post spin-off periods.

We are generally required to indemnify ADP against any tax resulting from the spin-off (and against any claims made against ADP in respect of any tax imposed on its stockholders), in each case if that tax results from (i) an issuance of a significant amount of our equity securities, a redemption of a significant amount of our equity securities or our involvement in other significant acquisitions of our equity securities (excluding the spin-off), (ii) other actions or failures to act by us (such as those described in the following paragraph), or (iii) any of our representations or undertakings referred to in the tax matters agreement being incorrect or violated. ADP will generally be required to indemnify us for any tax resulting from the spin-off if that tax results from (a) ADP's issuance of its equity securities, redemption of its equity securities or involvement in other acquisitions of its equity securities, (b) other actions or failures to act by ADP or (c) any of ADP's representations or undertakings referred to in the tax matters agreement being incorrect or violated.

In addition, to preserve the tax-free treatment to ADP of the spin-off, for specified periods of up to 24 months following the spin-off, we were generally prohibited, except in specified circumstances, from:

- issuing, redeeming or being involved in other significant acquisitions of our equity securities (excluding the spin-off);

- transferring significant amounts of our assets;

- amending our certificate of incorporation or by-laws in any material respect;

- failing to comply with the tax requirement for a spin-off that we engage in the active conduct of a trade or business after the spin-off; or

- engaging in other actions or transactions that could jeopardize the tax-free status of the spin-off.

Though valid as between the parties, the tax matters agreement is not binding on the Internal Revenue Service (the "IRS") and does not affect the several liability of ADP and us for all U.S. federal taxes of the consolidated group relating to periods before the spin-off.

Intellectual Property Transfer Agreement

We entered into an intellectual property transfer agreement with ADP. Under the agreement, ADP assigned to us certain patents, trademarks, copyrights, and other intellectual property developed or owned by ADP or certain of its subsidiaries and with respect to which we are the primary or exclusive user. The term of the agreement is perpetual after the spin-off date.

Employee Matters Agreement

We entered into an employee matters agreement with ADP prior to the spin-off pursuant to which certain employee benefits matters are addressed, such as the treatment of ADP options held by our employees after the spin-off and the treatment of benefits for our management employees who participated in and had accrued benefits under the ADP Supplemental Officers Retirement Plan. The agreement, to the extent provided therein, delineated the benefit plans and programs in which our employees participate following the spin-off.

OTHER TRANSACTIONS WITH ADP

In addition to the transactions with ADP described above, we use human resources, payroll, and benefits administration services provided by ADP in the ordinary course of its business to third-party entities on terms and conditions that we believe are similar to those we could obtain from other providers of these services. We also use certain money movement services provided by ADP, act as a reseller of certain ADP payroll products, and provide certain equipment maintenance and installation services to ADP, in each case on what we believe to be arm's length, commercially reasonable terms and conditions. In addition, we entered into arrangements with ADP relating to receivables ADP has previously financed for our clients, and related litigation, and to provide for a limited transition arrangement to transfer such financing arrangements to an independent third party.

BOARD STRUCTURE AND PROCESSES

BOARD LEADERSHIP STRUCTURE

Our corporate governance principles do not require the separation of the roles of Chairman of the Board and Chief Executive Officer because the Board believes that effective board leadership can depend on the skills and experience of, and personal interaction between, people in leadership roles. The Board is currently led by Mr. Brun, our independent non-executive Chairman of the Board. Mr. MacDonald, our President and Chief Executive Officer, serves as a member of the Board. The Board believes this leadership structure is in the best interests of our stockholders at this time. Separating these positions allows our Chief Executive Officer to focus on developing and implementing our business plans and supervising our day-to-day business operations, and allows our Chairman of the Board to lead the Board in its oversight, advisory, and risk management roles.

BOARD SELF-ASSESSMENTS

The nominating and governance committee oversees an annual self-assessment process, whereby each director is surveyed to obtain his or her evaluation of the Board as a whole and the committees on which he or she serves. The surveys solicit ideas from the directors about, among other things, improving quality of Board and committee discussions on key matters, and identifying specific issues which should be discussed in the future. After these evaluations are complete, our general counsel summarizes the results, provides a preview for the Chairman of the Board and the Chair of each committee and then submits the summaries for discussion by the nominating and governance committee. If necessary, action plans are developed by the nominating and governance committee and recommended for discussion by the full Board.

In addition, as part of the annual self-assessment process, the nominating and governance committee facilitates structural sessions in which directors are encouraged to provide feedback on the performance of their peers. The Chairman of the Board and/or the Chair of the nominating and governance committee communicate relevant feedback to each director and take further action as they deem appropriate.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

The nominating and governance committee oversees our orientation programs for new directors and continuing education programs for directors.

Each new director, after joining the Board, is provided with orientation regarding the Board and our operations. As part of this orientation, each new director has an opportunity to meet with members of our senior management team.

Directors are also provided with continuing education on various subjects that will assist them in discharging their duties. Such continuing education may include presentations by our management or the Board's advisors on our business, compliance efforts, applicable legal, regulatory or other developments or other matters as the Board, or the nominating and governance committee in its oversight of the Board's continuing education program, may deem appropriate.

OUTSIDE ADVISORS

The Board and each of its principal committees may retain independent legal, financial, or other advisors of their choosing at our expense. The Board need not obtain management's consent to retain outside advisors. In addition, the principal committees need not obtain either the Board's or management's consent to retain outside advisors.

BOARD COMMITTEES

The table below provides membership and meeting information for each of the committees of the Board. Green dots indicate that the member serves as the Chair of the committee.

	Deese	Hillman	Miles	Radway	Sowinski
Audit	●			●	🟢
Compensation	🟢		●	●	
Nominating and Governance		🟢	●		●

All members of each committee satisfy the independence requirements of our Corporate Governance Guidelines, the applicable NASDAQ listing standards and any other applicable regulatory requirements currently in effect. Mr. Brun and Mr. Tarkoff are not members of any of these Board committees. Pursuant to the letter agreement with Elliott Management, the Board has agreed to appoint each of Ms. Martinson and Mr. Schuckenbrock to an appropriate committee of the Board, consistent with the Board's normal course of operations, but no later than 150 days after their appointment to the Board. As of the date of this proxy statement no determination had been made as to either appointment.

AUDIT COMMITTEE

MEMBERS

Mr. Sowinski (Chair)
Mr. Deese
Mr. Radway

The members of our audit committee all satisfy the independence, financial sophistication, experience, and expertise requirements of our Corporate Governance Guidelines, Section 10A-3 of the Exchange Act, the applicable NASDAQ listing standards, and any other applicable regulatory requirements currently in effect.

The Board has also determined that Mr. Sowinski qualifies as an "audit committee financial expert" as such term is defined under the rules and regulations of the SEC.

PRINCIPAL FUNCTIONS

- Oversee our accounting and financial reporting processes and related internal controls, the audit of our financial statements, and other matters as mandated under applicable laws, rules, and regulations;

- Appoint, compensate, retain, and oversee the work of our Independent Auditor (including resolution of disagreements between management and our Independent Auditor regarding financial reporting), including for the purpose of preparing its audit report;

- Review in advance and pre-approve all audit or non-audit services to be provided by our Independent Auditor, as permitted by Section 10A of the Exchange Act, and to approve all related fees and other terms of engagement;

- Review disclosures required to be included in our periodic reports filed under the Exchange Act;

- Review the performance of the internal auditors and our Independent Auditor, including the lead audit partner, on at least an annual basis;

- Review and advise on the appointment, replacement, or dismissal of our Chief Audit Executive; and

- Review, approve or ratify related persons transactions pursuant to our related person transaction policy.

COMPENSATION COMMITTEE

MEMBERS

Mr. Deese (Chair)
Mr. Miles
Mr. Radway

The members of our compensation committee all satisfy the independence requirements of our Corporate Governance Guidelines, the applicable NASDAQ listing standards and any other applicable regulatory requirements currently in effect.

PRINCIPAL FUNCTIONS

- Evaluate our Chief Executive Officer's performance and set the Chief Executive Officer's compensation based on such evaluation;
- Evaluate our other executive officers' performance and set their compensation based on such evaluations;
- Review and approve the performance targets for the Company's performance-based equity plans; and
- Review and evaluate our compensation plans, policies, and programs for our executive officers.

NOMINATING AND GOVERNANCE COMMITTEE

MEMBERS

Ms. Hillman (Chair)
Mr. Miles
Mr. Sowinski

The members of our nominating and governance committee all satisfy the independence requirements of our Corporate Governance Guidelines, the applicable NASDAQ listing standards, and any other applicable regulatory requirements currently in effect.

PRINCIPAL FUNCTIONS

- Identify individuals qualified to become members of the Board;
- Recommend to the Board director nominees;
- Develop and recommend to the Board amendments to the Corporate Governance Guidelines; and
- Oversee the evaluation of the Board and its members.

BOARD AND COMMITTEE MEETING ATTENDANCE

During fiscal 2016, the Board held six meetings and committees of the Board held a total of 18 meetings. Overall attendance at such meetings was approximately 98%. Accordingly, all of our directors attended at least 75%, in the aggregate, of the meetings of the Board and the committees of which they were members during the periods that they served on the Board during fiscal 2016. It is also our policy that our directors attend the Annual Meeting. Last year all directors attended the Annual Meeting.

EXECUTIVE SESSIONS OF THE BOARD

Executive sessions of the non-management directors are held during each Board meeting and the majority of committee meetings. Mr. Brun, our independent non-executive Chairman of the Board, presides at each executive session of the Board.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The compensation program for non-employee directors is designed to: (i) fairly pay directors for work required at a company of our size and scope; (ii) align directors' interests with the long-term interests of our stockholders; and (iii) be simple, transparent, and easy for our stockholders to understand.

OVERVIEW

Our non-employee directors receive annual compensation as shown in the table below. There are no additional meeting fees. The Chairman of the Board and the Chairperson of each Board committee receive additional compensation due to the workload and broad responsibilities of these positions.

All non-employee directors	$245,000
Chairman of the Board*	$150,000
Chair of the audit committee	$ 15,000
Chair of the compensation committee	$ 15,000
Chair of the nominating and governance committee	$ 10,000

* In the event that our Chairman of the Board is a non-employee director, as is the case with Mr. Brun, he or she will receive both retainers.

FORM OF PAYMENT

$145,000 of the $245,000 is paid in the form of restricted stock units ("RSUs") and $100,000 may, at the election of each director, be paid in cash or in deferred stock units. One-half of the additional $150,000 paid to the Chairman of the board is paid in the form of deferred stock units and one-half may, at the election of the Chairman of the Board, be paid in cash or in deferred stock units. 100% of the committee Chair compensation is paid in cash or deferred stock units at the election of each committee Chair. All of our non-employee directors chose to receive the entire elective portion of their annual retainers in cash except for Ms. Hillman, who elected to receive the amount of her annual retainer in the form of deferred stock units.

TIME OF PAYMENT

Equity awards, including mandatory and elective deferred stock units, are granted in full on or about the date of the Annual Meeting. Directors who elect to be paid in cash are paid the cash portion of their compensation quarterly in arrears beginning with the quarter following the effective date of appointment, and subsequently, beginning with the quarter following an Annual Meeting.

HOW NON-EMPLOYEE DIRECTOR RSUS WORK

RSUs vest on the earlier of one year from the grant date and the date of our next annual meeting of stockholders. When a dividend is paid on our common stock, each director's account is credited with a dividend equivalent in an amount equal to the cash dividend. When a director ceases to serve on the Board, such director will receive a number of shares of common stock equal to the number of RSUs in such director's account and a cash payment equal to the dividend equivalents accrued, without interest. Non-employee directors do not have any voting rights with respect to their RSUs.

HOW NON-EMPLOYEE DIRECTOR DEFERRED STOCK UNITS WORK

Deferred stock units are fully vested when credited to a director's account. When a dividend is paid on our common stock, each director's account is credited with a dividend equivalent in an amount equal to the cash dividend. When a director ceases to serve on the Board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend equivalents accrued, without interest. Non-employee directors do not have any voting rights with respect to their deferred stock units.

OTHER COMPENSATION

One-Time RSU Award

On November 6, 2015, we also granted an additional one-time RSU award with a value of $150,000 to all non-employee directors, plus an additional (i) $50,000 RSU award to each committee Chair and (ii) $100,000 RSU award to the Chairman of the Board, in recognition of the additional work associated with engaging our significant stockholders and overseeing our business transformation plan. All such one-time RSU awards were granted under our 2014 Omnibus Award Plan (the "2014 Plan"), vest on the earlier of two years from the grant date and the second annual meeting of stockholders following the grant date, and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the NASDAQ Global Select Market on the date of the grant.

CHANGES TO DIRECTOR COMPENSATION

The nominating and governance committee periodically reviews director compensation, and in connection with the 2015 review, for the service year beginning immediately after the 2015 Annual Meeting, the Board increased the base non-employee director annual compensation from $205,000 to $245,000 with the elective cash portion increasing from $80,000 to $100,000 and the RSU portion increasing from $125,000 to $145,000. Factors bearing on this decision included the additional time, attention, and effort required of the directors in light of our transition to a stand-alone public company, our ongoing business transformation plan, and our ongoing engagement with certain significant stockholders.

STOCK OWNERSHIP REQUIREMENTS FOR NON-EMPLOYEE DIRECTORS

The stock ownership requirements set forth in the Corporate Governance Guidelines are intended to promote ownership in our stock by our non-employee directors and to align their financial interests more closely with those of our other stockholders. Each non-employee director is required to hold a minimum level of ownership of our common stock and/or deferred stock units while serving as a director, equal to five times the annual cash retainer payable to each director. Directors will retain all shares of our common stock received pursuant to their service as a Board member until this minimum level is reached. Directors will have five years to attain this ownership threshold. In addition, non-employee directors are required to hold for at least one year the net shares obtained from exercising stock options after selling sufficient shares to cover the exercise price, taxes, and broker commissions. As of the end of fiscal 2016, the non-employee directors had satisfied, or progressed toward, the stock ownership guidelines as follows.



ANTI-HEDGING, ANTI-SHORT SALE, AND ANTI-PLEDGING POLICY

Our Insider Trading Policy prohibits directors, executive officers, and employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of our common stock. Our directors, executive officers, and employees are also prohibited from engaging in short sales related to our common stock. The policy also prohibits any pledging of our common stock, including holding common stock in a margin account.

Director Compensation Table for Fiscal 2016

The following table presents compensation for our non-employee directors for fiscal 2016.

Name	Fees Earned or Paid in Cash [7] ($)	Stock Awards [8] ($)	Total ($)
Leslie A. Brun [1]	$175,000	$469,909	$644,909
Willie A. Deese [2]	$115,000	$344,938	$459,938
Amy J. Hillman [3]	$109,959	$344,938	$454,897
Brian P. MacDonald [4]	$ 53,089	$344,296	$397,385
Eileen J. Martinson	$ -	$ -	$ -
Stephen A. Miles	$100,000	$294,929	$394,929
Robert E. Radway	$100,000	$294,929	$394,929
Stephen F. Schuckenbrock	$ -	$ -	$ -
Frank S. Sowinski [5]	$115,000	$344,938	$459,938
Robert M. Tarkoff [6]	$ 15,822	$ -	$ 15,822

Footnotes:

[1] Mr. Brun is the non-executive Chairman of the Board.

[2] As Chair of the compensation committee, Mr. Deese received an additional $15,000 annual retainer, which is included in fees earned.

[3] As Chair of the nominating and governance committee, Ms. Hillman received an additional $10,000 annual retainer, which is included in fees earned.

[4]   Mr. MacDonald became a director on June 15, 2015, prior to becoming an employee and executive officer of the Company. Mr. MacDonald's annual retainer was prorated for the 144 days remaining from the date of his appointment until the 2015 Annual Meeting. He was paid the entire $31,600 cash portion of his annual retainer in July 2015, of which $3,511 was in respect of time served on the Board during fiscal 2015, and he was granted his entire award of RSUs, with a grant date fair market value of $49,367, in August 2015. In accordance with the SEC's disclosure rules, Mr. MacDonald's award and $28,089 of the cash portion of his annual retainer has been disclosed above as part of his fiscal 2016 director compensation. Mr. MacDonald became an employee director on January 1, 2016, upon his appointment as the Company's President. Pursuant to the appointment, Mr. MacDonald elected to forfeit the $75,000 unpaid portion of his $100,000 cash retainer. Compensation earned by Mr. MacDonald with respect to his service as an executive officer of the Company is disclosed below in Proposal 2.

[5]   As Chair of the audit committee, Mr. Sowinski received an additional $15,000 annual retainer, which is included in fees earned.

[6]   Mr. Tarkoff became a director on June 19, 2016. Amounts in the table represent that portion of his annual retainer earned during fiscal 2016. Mr. Tarkoff's annual retainer was prorated for the 149 days remaining from the date of his appointment until the Annual Meeting. He was paid $15,821.92 of the cash portion of his annual retainer in July 2016, in respect of time served on the Board during fiscal 2016, and he was granted his entire award of RSUs, with a grant date fair market value of $59,150, in August 2016. The remainder of his cash retainer will be paid in October 2016. In accordance with the SEC's disclosure rules, Mr. Tarkoff's RSU award, and the remainder of his cash retainer, will be disclosed in our "Director Compensation Table" for fiscal 2017.

[7]   Represents the following earned or paid for the service year beginning immediately after the 2015 Annual Meeting, whether received as cash or, at the election of the director, received as deferred stock units: (i) the directors' annual retainer, (ii) annual retainers for committee Chairs, and (iii) the Chairman of the Board's incremental retainer. Ms. Hillman elected to receive all of these fees in the form of deferred stock units, and all other directors elected to receive cash. Amounts for Ms. Hillman reflect the aggregate grant date fair value of the deferred stock units without regard to forfeitures, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). This amount does not reflect the actual economic value realized by Ms. Hillman.

[8]   Represents one-time RSU awards granted in fiscal 2016 and the portion of the annual retainer required to be credited in RSUs or deferred stock units to a director's annual retainer account. Amounts reflect the aggregate grant date fair value of the RSUs or deferred stock units without regard to forfeitures, computed in accordance with ASC 718. This amount does not reflect the actual economic value realized by the director. Excluding any dividend equivalents earned, the aggregate number of outstanding deferred stock units held by each non-employee director as of June 30, 2016, was as follows: Mr. Brun, 3,997; Ms. Hillman, 5,199; and Mr. Miles, 2,655. Excluding any dividend equivalents earned, the aggregate number of outstanding unvested RSUs held by each non-employee director as of June 30, 2016, was as follows: Mr. Brun, 7,945; Mr. Deese, 6,939; Ms. Hillman, 6,939; Ms. Martinson, 0; Mr. Miles, 5,933; Mr. Radway, 5,933; Mr. Schuckenbrock, 0; Mr. Sowinski, 6,939; and Mr. Tarkoff, 0. Excluding Ms. Martinson and Messrs. Schuckenbrock and Tarkoff who do not own any stock options, the aggregate number of outstanding stock options held by each non-employee director is 15,384.

PROPOSAL 2: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As discussed in the Compensation Discussion & Analysis ("CD&A") section of this proxy statement, the Board believes that our long-term success depends in large measure on the talents of our employees. Our compensation system plays a significant role in our ability to attract, retain, and motivate the highest quality workforce. The principal underpinnings of our compensation system are an acute focus on performance, stockholder alignment, sensitivity to the relevant marketplace, and a long-term orientation.

In accordance with Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis, commonly referred to as "say on pay," to approve the compensation paid to our Named Executive Officers ("NEOs") as disclosed in the CD&A, the compensation tables and the related narrative disclosure contained in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this proxy statement.

This advisory proposal is not binding on the Board or us. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board, and accordingly, the Board and the compensation committee intend to consider the results of this vote when making determinations in the future regarding NEO compensation arrangements.

Advisory approval of this proposal requires the vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

> **The Board recommends that you vote FOR the approval of the compensation of our NEOs because, as discussed in these disclosures, the Board believes that our compensation policies and decisions are effective in achieving our goals. Therefore, the Board recommends that our stockholders adopt the following resolution:**
>
> **"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables, and narrative discussion, is hereby APPROVED."**

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

For fiscal 2016, the compensation committee consisted of Messrs. Deese, Miles, and Radway. No member of the compensation committee is an officer or employee of ours, and none of our executive officers serves as a director or member of a compensation committee of any entity that has one or more executive officers serving as a member of the Board or compensation committee.

RESULTS OF 2015 STOCKHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The compensation committee considers the outcome of prior stockholder advisory votes to approve executive compensation when making decisions relating to the compensation of the executive officers identified in the CD&A and our executive compensation programs and policies.

Stockholders expressed their support of our executive compensation programs with approximately 97% of the votes cast for approval of the "say on pay" proposal at the 2015 Annual Meeting. The compensation committee believes that the voting results conveyed our stockholders' support for the philosophy, strategy and objectives of our executive compensation programs.

Furthermore, we continue to engage in direct dialogue with our stockholders regarding our executive compensation programs and policies to ensure that investors understand the manner in which our policies support our long-term strategic objectives. Through our proactive stockholder engagement process, we held discussions with 15 of our 20 largest stockholders during fiscal 2016 about various corporate governance and executive compensation-related issues.

COMPENSATION DISCUSSION & ANALYSIS

This CD&A section explains our compensation philosophy and summarizes the material components of our executive compensation program. Our NEOs for fiscal 2016 were:

- Brian P. MacDonald, our President and Chief Executive Officer;

- Alfred A. Nietzel, our Executive Vice President, Chief Financial Officer;

- Robert N. Karp, our President, CDK North America;

- Lee J. Brunz, our Executive Vice President, General Counsel and Secretary;

- Malcolm W. Thorne, our Executive Vice President, Chief Global Strategy Officer; and

- Steven J. Anenen, who served as our Chief Executive Officer until March 8, 2016, and then served as Executive Advisor.

The CD&A explains how our executive compensation programs are designed and operate with respect to our NEOs by discussing the following fundamental aspects of our compensation programs:

- compensation principles;

- cash compensation;

- long-term incentive compensation programs; and

- other compensation components and considerations (including retirement benefits and deferred compensation).

EXECUTIVE SUMMARY

During fiscal 2015, we initiated a three-year business transformation plan that is intended to increase operating efficiency and improve the cost structure of our global operations. When we announced our business transformation plan at the end of fiscal 2015, we communicated our intent to strengthen our financial profile and generate additional earnings before interest, taxes, depreciation, and amortization ("EBITDA") of $250 to $275 million during a three-year period with a target adjusted EBITDA margin for fiscal 2018 of 35%. In pursuing this target, we expect to achieve a target adjusted EBITDA exit margin between 36-38% for the fourth quarter of fiscal 2018. In addition, we recently announced our goal to generate a target adjusted EBITDA exit margin of 40% or above for the fourth quarter of fiscal 2019.

We have not provided reconciliations of our fiscal 2018 and 2019 adjusted EBITDA targets to the most directly comparable GAAP measure of net earnings; however, the EBITDA reconciliation disclosed in Appendix A - GAAP to Non-GAAP Reconciliations is indicative of the reconciliations that will be prepared for the same fiscal 2018 and 2019 adjusted measures in the future.

To motivate our executive officers to achieve the adjusted EBITDA margin goal, the compensation committee tied the following CDK fiscal 2016 executive compensation elements directly to the target performance:

New Performance Stock Unit ("PSU") Performance Criteria

- The PSU performance criteria are aligned with the target adjusted EBITDA margin for fiscal 2018 of 35%, while also adjusting for relative total stockholder return ("TSR") and compounded annual revenue growth ("CAGR") for the total three-year performance period covering fiscal 2016 to fiscal 2018; and

- To further drive delivery of significantly improved adjusted EBITDA margin results and value creation for stockholders, an additional one-time grant of PSUs equal to the executive's regular annual PSU grant was awarded.

New Annual Bonus Plan

- The performance measures were changed to adjusted revenue growth, adjusted EBITDA margin, and global sales growth, as well as business unit performance for Mr. Karp; and

- The weight of financial goals in each executive's bonus plan was increased from 60% in fiscal 2015 to 70% for fiscal 2016. As discussed later in this CD&A, for fiscal 2017 the weighting on financial goals will be increased to 80%.

Fiscal 2016 Executive Compensation Highlights

As described in more detail below with respect to fiscal 2016, the compensation committee took the following actions regarding compensation of our NEOs:

- Awarded annual executive cash bonus payments at an average of 118% of the applicable target bonus opportunity pursuant to the officer bonus plan (see the "NEOs Fiscal 2016 Bonuses" section in this Proxy Statement for results by NEO), taking into account our performance, as well as business unit performance for Mr. Karp, against pre-established metrics.

- Approved equity awards at levels that the compensation committee believes appropriately rewarded individual performance, met competitive market conditions and retention objectives, and focused our executives' efforts on achieving our goals under the business transformation plan.

- Developed compensation plans for Mr. MacDonald and Mr. Anenen in connection with the Company's Chief Executive Officer transition. For a description of the Chief Executive Officer transition, see "Chief Executive Officer Transition" beginning on page 52 of this proxy statement.

We granted PSUs to our executive officers that will be earned over a three-year performance cycle ending June 30, 2018, based on attainment of our targeted adjusted EBITDA margin goal for fiscal 2018 of 35% and total stockholder return relative to a performance peer group of companies ("fiscal 2016 PSUs"). If CDK's CAGR is below 3%, final awards cannot exceed 100% of target. The payout percentage for these awards will be determined after the three-year performance period.

In addition, some of our executive officers (including the NEOs) were previously awarded PSUs in fiscal 2015 ("fiscal 2015 PSUs") and fiscal 2014 ("fiscal 2014 PSUs"), which are measured over a three-year performance cycle consisting of three one-year performance periods. PSUs are deemed granted when the performance target is established. As such, we granted the second third of the fiscal 2015 PSUs and the final third of the fiscal 2014 PSUs during fiscal 2016. These tranches vest based on adjusted EBITDA margin for fiscal 2016 aligned with attainment of our business transformation plan and total stockholder return relative to a performance peer group of companies. If CDK's CAGR is below 3%, final awards cannot exceed 100% of target. We achieved adjusted EBITDA margin of 26.6%, which was 169.9% of target in fiscal 2016, and total stockholder return was in the 59th percentile of our performance peer group. Fiscal 2016 CAGR was 4.8%. As a result, the 2016 payout percentage earned for these PSUs was 185.2% of target. For a description of our PSU program, see "*Performance-Based Stock Units*" beginning on page 47 of this proxy statement.

A summary of fiscal 2016 total direct compensation for our NEOs is set forth in the following table, and additional detail is presented in the subsequent discussion as well as the tables and narratives that follow this CD&A.

Named Executive Officer	Base Salary ($)	Annual Bonus ($)	PSUs ($) [1]	Stock Options ($) [2]	Restricted Stock/Units ($) [3]	Total ($)
MacDonald, Brian P	412,820	814,050	2,533,047	-	2,872,610	6,632,527
Nietzel, Alfred A	432,500	364,095	1,382,511	209,999	-	2,389,105
Anenen, Steven J[4]	733,333	1,339,500	9,915,468	750,001	-	12,738,302
Karp, Robert N	373,364	279,000	877,956	120,003	-	1,650,323
Brunz, Lee J	325,000	221,100	686,428	120,003	100,025	1,452,556
Thorne, Malcolm W	344,167	250,504	706,881	120,003	-	1,421,555

[1]   In accordance with ASC 718, PSUs are deemed granted when the performance target is established. The PSU amounts include the grant date fair value of the fiscal 2016 PSU target award, which vests at the end of a three-year performance cycle. In addition, the PSU amounts include the second third of the fiscal 2015 PSU target award and the final third of the fiscal 2014 PSU target award. The PSU amounts are the same amounts included within Stock Awards in the "Summary Compensation Table for Fiscal 2016" on page 54 of this proxy statement.

[2]   Stock option amounts represent the grant date fair value of the fiscal 2016 awards, which are the same amounts disclosed in the "Summary Compensation Table for Fiscal 2016" on page 54 of this proxy statement.

[3]   Co-Invest RSUs were granted to Mr. MacDonald on February 9, 2016, following his purchase of $1.0 million of our common stock ("Co-Invest RSUs") and have been included herein. The Co-Invest RSUs, together with the PSUs, are the same amounts included within Stock Awards in the "Summary Compensation Table for Fiscal 2016" on page 54 of this proxy statement. Mr. Brunz was awarded a discretionary performance grant of restricted stock by our compensation committee in recognition of the significant and unique time, attention, and efforts associated with his responsibilities as our General Counsel and Secretary in connection with our transition to a stand-alone public company, our ongoing business transformation plan, and our engagement with certain significant stockholders.

[4]   The terms and conditions of Mr. Anenen's PSUs were modified as a result of the Transition and Release Agreement (defined below under "Chief Executive Officer Transition"), which resulted in a revaluation of all of his outstanding PSUs as of February 2, 2016. The amount presented for the PSUs includes the grant date fair value of PSUs granted or deemed granted during fiscal 2016 and the modified value of all PSUs outstanding when the Transition and Release Agreement was executed. Refer to "Chief Executive Officer Transition" and "Grants of Plan-Based Awards Table for Fiscal 2016" in the CD&A for additional information.

Good Governance and Best Practices

We are committed to ensuring that our compensation programs reflect principles of good governance. The following practices are key aspects of our programs for fiscal 2016:

What We Do	What We Don't Do
Majority of pay is performance-based and not guaranteed	No hedging, short-selling, or pledging of our common stock
Mitigate undue risk in compensation programs	No repricing or buyouts of underwater stock options without shareholder approval
Include clawback provisions in our cash and equity incentive programs	No discounted stock options
Maintain stock ownership guidelines, including holding requirements to encourage share ownership by executives	No tax gross-ups under Internal Revenue Code 280G or 409A
Include "double-trigger" treatment on change in control payments	No cash dividends on unearned PSUs
Provide limited perquisites	

COMPENSATION PRINCIPLES

We believe that compensation should be designed to create a direct link between performance and stockholder value. Five principles that guide our decisions involving executive compensation are that an executive's compensation should be:

- based on (i) our overall performance, (ii) the performance of the executive's business unit, and (iii) the executive's individual performance;

- closely aligned with the short-term and long-term financial and strategic objectives that build sustainable long-term stockholder value;

- competitive, in order to attract and retain executives critical to our long-term success;

- consistent with high standards of corporate governance and best practices; and

- designed so as not to encourage executives to take excessive risks or behave in ways that are inconsistent with our strategic planning processes and high ethical standards.

Our compensation programs are designed so that target pay reflects the market for the executive's skills and experience, and relative levels of responsibility among our key executives. In addition, the proportion of pay tied to operating performance and changes in stockholder value varies directly with executives' levels of responsibility and accountability to stockholders. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has ranges for base salary, total annual cash compensation, and annual equity grants. Executives are positioned within these ranges based on a variety of factors, most notably their experience and skill set and their performance over time.

We design our performance-based compensation so that actual, realized compensation will vary relative to the target award opportunity based on performance. As such, actual compensation amounts may vary above or below targeted levels depending on the performance of a business unit and the achievement of individual performance goals. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve superior results. We also believe that it is important for our executive officers and other senior executives to have an ongoing long-term investment in us as outlined in this proxy statement under "Stock Ownership Guidelines."

ELEMENTS OF COMPENSATION

The following table summarizes the major elements of our fiscal 2016 executive officer compensation programs.

Compensation Element	Objectives	Key Characteristics
Base Salary	To provide a fixed amount for performing the duties and responsibilities of the position	Determined based on overall performance, level of responsibility, pay grade, competitive compensation data, and comparison to our other executives
Annual Cash Bonus	To motivate executive officers to achieve company-wide, business-unit, and individual performance goals	• 70% of bonus opportunity based on financial objectives, 30% based on individual strategic objectives • Financial objectives and targets aligned with business strategy to grow revenue and increase margins • Business unit executives also measured against divisional performance • Annual cash bonus payout range of 0-200%
Stock Options	To align the interests of executive officers with long-term stockholders' interests and ensure that realized compensation occurs only when there is an increase in stockholder value	• Stock options represent 30% of long-term incentive grant value • Granted annually based on pay grades and individual performance • Grants vest in equal installments over four years
PSU Awards	To motivate executive officers to achieve certain longer-term goals and create long-term alignment with stockholders	• PSUs represent 70% of long-term incentive grant value • Implemented a three-year performance period • Performance metric is adjusted EBITDA margin, aligned with business strategy • CDK's TSR will be compared to a modified peer group of companies in similar Global Industry Classification Standards ("GICS") as CDK which can adjust the PSU award and thereby focus executives to drive long-term value to stockholders • PSUs have a payout range of 0-250%

Consistent with a pay for performance philosophy, compensation for Mr. MacDonald and the other NEOs is structured so that a significant portion of their total compensation is at-risk and paid based on meeting certain performance goals. The mix of target total direct compensation (base salary, cash bonus, and long-term incentive awards) for fiscal 2016 was designed to deliver the following approximate proportions

of total compensation to Mr. MacDonald, our Chief Executive Officer, and the other NEOs (on average) if company-wide and individual target levels of performance are achieved. Mr. MacDonald's higher portion of at-risk compensation reflects his greater responsibility for overall Company performance.

CEO and NEO Compensation Mix


CEO[1]
Performance-based pay - 78%
16%
62%
22%
Average of Other NEOs
Performance-based pay - 74%
17%
47%
26%
10%
Base Salary
Annual Cash Bonus
PSUs
Stock Options
Performance-based pay

[1] The fiscal 2016 performance-based pay for Mr. MacDonald is based on the terms of his employment agreement. Mr. MacDonald's compensation mix excludes the Co-Invest RSUs included in his employment agreement.

COMPENSATION REVIEW AND DETERMINATION

Role of the Compensation Committee and Competitive Market Data

The compensation committee oversees and administers our executive compensation programs. Either before or near the beginning of the fiscal year the compensation committee reviews the executive compensation program and establishes base salaries, target annual cash bonus opportunities, and long-term incentive awards for executives and other eligible employees.

The compensation committee examines summary compensation sheets detailing the amounts and mix of base salary, cash bonus, and long-term equity incentives for each of the NEOs, which compare the amounts and mix to competitive compensation levels. We generally target base salary, annual cash bonus, and long-term equity incentives at the median of competitive compensation levels, but will set targets above or below the median when warranted in the judgment of the compensation committee. The degree to which target compensation ranges are above or below the median competitive rate is based on each executive's skill set and experience relative to market peers. Executives who are new in their roles and therefore less experienced than market peers are typically positioned lower in the range, whereas executives with a long tenure in their role may be positioned higher in the range.

Role of the Compensation Consultant

Our compensation committee engaged Frederic W. Cook & Co. ("FW Cook") to provide assistance with the design of our compensation programs regarding the amount and types of compensation that we provide our executives, and how these compare to peer company compensation practices. In June 2016, FW Cook examined the competitiveness of senior executive compensation levels and the Company's aggregate share usage, dilution, and fair value cost of long-term incentives for all participants.

Representatives of FW Cook attend meetings of the compensation committee as requested and may also communicate with the Chair of the compensation committee outside of meetings. As part of its ongoing support to our compensation committee, FW Cook also reviews executive compensation disclosures, reviews and provides comments on changes to the committee's charter, advises on emerging trends and

the implications of regulatory and governance developments, and reviews and provides commentary on materials and proposals prepared by management that are presented at the committee's meetings.

Our compensation committee determined that the work of FW Cook did not raise any conflicts of interest in fiscal 2016. In making this assessment, the compensation committee considered the independence factors enumerated in Rule 10C-1(b) under the Exchange Act and applicable NASDAQ listing standards, including the fact that FW Cook does not provide any other services to us, the level of fees received from us as a percentage of FW Cook's total revenue, policies and procedures employed by FW Cook to prevent conflicts of interest, and whether the individual FW Cook advisers to the compensation committee own any of our stock or have any business or personal relationships with members of the compensation committee or our executive officers.

Role of Competitive Market Data

Survey Market Data

With respect to the total cash and long-term incentive compensation for our Chief Executive Officer and other NEOs, the compensation committee reviews competitive compensation market data based on compensation surveys reflecting the pay practices of publicly traded companies and our compensation peer group, discussed below, as a second market reference. The surveys used were the Willis Towers Watson U.S. General Industry Executive Database, the Hewitt Associates Executive Total Compensation by Industry Survey, the Radford Global Technology Survey, and the Equilar Inc. Top 25 Database. In benchmarking compensation levels against the survey data, the compensation committee considered only the aggregated survey data and the identity of the companies included in the survey data is not disclosed to, or considered by, the compensation committee in its decision-making process. The companies included were based on a revenue range such that the median company revenue approximates the annual revenue for CDK Global or the executive's business unit, as appropriate. The compensation committee also compared the aggregate level of each executive officer's compensation and compared it against the executive's previous year's totals and against compensation of our other executive officers.

Peer Companies

For fiscal 2016 the compensation committee, in conjunction with FW Cook, reviewed and approved the use of a compensation peer group of 17 publicly traded companies in a variety of industries related to our business. The purpose of the compensation peer group is to generate competitive data together with the survey data discussed previously for the compensation committee's review in connection with executive compensation decisions. FW Cook provided to the compensation committee a comparative analysis of the total compensation delivered to the Company's executives compared to the compensation peer group and the survey data. The companies are selected based on GICS codes that are of a similar business model to CDK, and revenues that are 33% to 300% of CDK's annual revenue. The fiscal 2016 peer group did not change from fiscal 2015 and includes:

Acxiom	Adobe Systems
Alliance Data Systems	Broadridge Financial
Comverse (now Xura)	Convergys
Dealertrack Technologies*	Equifax
Fiserv	Intuit
Jack Henry & Associates	Open Text
Paychex	SS&C Technologies
Total System Services	Vantiv
Verisk Analytics	

* For fiscal 2017, the compensation committee removed Dealertrack Technologies from the peer group of companies after it was acquired by Cox Automotive, a subsidiary of Cox Enterprises, in September 2015.

Role of Executive Officers

The Chief Executive Officer provides recommendations to the compensation committee with respect to the NEOs' overall performance and actual achievement against performance objectives, and in the determination of the NEOs' compensation, other than his own. The compensation committee takes the Chief Executive Officer's general input into consideration when reviewing and approving compensation for NEOs other than the Chief Executive Officer.

The Chief Executive Officer and Chief Human Resources Officer participate in the development of the performance criteria measures and any plan design changes for CDK's annual bonus and equity plans. The Chief Human Resources Officer presents the plan design changes to the compensation committee for their review and approval.

Cash Compensation

Base Salary

Base salaries represent fixed amounts paid to each executive for performing their normal duties and responsibilities. For fiscal 2016, the compensation committee determined the amount based on the executive's overall performance in prior years, level of responsibility, pay grade, competitive compensation practices data, and comparison to our other executives. Based on these criteria, our NEOs received the following annual salary increases in fiscal 2016:

Named Executive Officer	Fiscal Year 2015 Salary ($)	Increase	Fiscal Year 2016 Salary ($)
MacDonald, Brian P[1]	-	-%	900,000
Nietzel, Alfred A	420,000	3.6%	435,000
Anenen, Steven J	650,000	15.4%	750,000
Karp, Robert N	365,000	2.7%	375,037
Brunz, Lee J	300,000	10.0%	330,000
Thorne, Malcolm W	335,000	3.3%	346,000

[1] Mr. MacDonald assumed the role of President on January 1, 2016, at which time his annual base salary was $700,000. Upon assuming the role of Chief Executive Officer on March 8, 2016, Mr. MacDonald's base salary was contractually increased to $900,000.

Annual Cash Bonus

Overview

For fiscal 2016, the compensation committee approved changes to the annual cash bonus plan that would further align our executives' incentives to our business transformation plan goals. The Committee increased the weight of financial objectives from 60% to 70%, and reduced the weight of individual strategic objectives from 40% to 30%. The fiscal 2016 financial objectives were: (i) adjusted revenue growth; (ii) adjusted EBITDA margin; and (iii) global sales growth. The compensation committee believes that the mix of financial and individual strategic goals motivates the NEOs to achieve critical growth objectives aligned with the business transformation plan, while also recognizing and rewarding individual contributions to CDK's financial and strategic success.

The maximum bonus payout was 200% of target bonus levels. There was no minimum payment level, and the entire award opportunity would have been forfeited if threshold performance goals were not achieved.

At the beginning of fiscal 2016, the compensation committee established and approved the annual target bonus objectives and award opportunities for Mr. Anenen, our Chief Executive Officer at the time. The compensation committee, with Mr. Anenen, set the annual target bonus objectives and award opportunities for the other NEOs based largely on the objectives and opportunities that were applicable to Mr. Anenen. The NEOs participate in the discussions regarding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component, but they do not participate in the actual establishment of the target award opportunities. In accordance with the terms of Mr. MacDonald's employment agreement, his fiscal 2016 bonus was determined pursuant to the bonus plan and metrics already in effect for other senior executives of the Company when his employment began.

The compensation committee reviewed the performance of the NEOs relative to their annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of the fiscal year. Based on this review, the compensation committee determined and approved the annual cash bonuses for the NEOs.

NEOs' Fiscal 2016 Bonuses

Following the conclusion of fiscal 2016, the compensation committee considered our performance and the performance of Mr. MacDonald, Mr. Anenen, and the other NEOs for fiscal 2016 against their bonus objectives, and assessed which of the individual bonus targets were met, exceeded, or not fully achieved. The chart below sets forth the approved annual cash bonuses for our NEOs:

Named Executive Officer	Target Bonus as % of Base Salary	Target Bonus Amount ($)	Maximum Bonus as % of Target	Actual Bonus Amount ($)	Bonus Amount as % of Target
MacDonald, Brian P[1]	150%	675,000	200%	814,050	120.6%
Nietzel, Alfred A	75%	326,250	200%	364,095	111.6%
Anenen, Steven J	160%	1,200,000	200%	1,339,500	111.6%
Karp, Robert N	60%	225,022	200%	279,000	123.9%
Brunz, Lee J	60%	198,000	200%	221,100	111.6%
Thorne, Malcom W	60%	207,600	200%	250,504	120.6%

[1] Mr. MacDonald's fiscal 2016 target bonus as presented above reflects proration for the portion of the year worked.

Fiscal 2016 Target Bonus Objectives

The following table provides the fiscal 2016 targets and results for our annual bonus plan, and in the case of Mr. Karp the Automotive Retail North America ("ARNA") division targets and results. Sales is an internal unit of measure that estimates the one-year value of sales transactions, and growth is determined by comparing fiscal 2016 measure sales to fiscal 2015. Client retention is an internal metric that measures the percentage of recurring revenue retained by ARNA. For purposes of our target bonus objectives, actual results include the impact of budgeted foreign currency exchange rates and will differ from externally reported results.

Named Executive Officer	Target	Actual Result	Attainment
Revenue Growth	$2,123.8 billion	$2,125.0 billion	101.9%
Adjusted EBITDA	26.0%	26.6%	133.0%
Sales Growth	$372.2 million	$357.7 million	80.5%
ARNA Revenue	$1,338.5 billion	$1,356.1 billion	143.8%
ARNA Adjusted Earnings before Income Taxes	$440.2 million	$451.6 million	164.7%
ARNA Sales	$187.7 million	$167.9 million	0.0%
ARNA Client Retention	90.6%	91.5%	149.7%

Each objective for our NEOs was satisfied as set forth below:

Bonus Objectives	MacDonald, Brian P		Nietzel, Alfred A		Anenen, Steven J		Karp, Robert N		Brunz, Lee J		Thorne, Malcolm W	
	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target	Target Weight	Payout as % of Target
Revenue Growth	20.0%	101.9%	20.0%	101.9%	20.0%	101.9%	10.0%	101.9%	20.0%	101.9%	20.0%	101.9%
Adjusted EBITDA	40.0%	133.0%	40.0%	133.0%	40.0%	133.0%	15.0%	133.0%	40.0%	133.0%	40.0%	133.0%
Sales Growth	10.0%	80.5%	10.0%	80.5%	10.0%	80.5%	---	---	10.0%	80.5%	10.0%	80.5%
ARNA Financial Performance	---	---	---	---	---	---	45.0%	121.8%	---	---	---	---
Strategic Objectives	30.0%	130.0%	30.0%	100.0%	30.0%	100.0%	30.0%	130.0%	30.0%	100.0%	30.0%	130.0%

The bonus objectives were designed to reward the achievement of goals that are aligned with the key components of our operational and strategic success and the degree to which Mr. MacDonald, Mr. Anenen, and the other NEOs have responsibility for overall performance results and to provide a set of common objectives that facilitate collaborative engagement. The compensation committee established the financial goals for the NEOs defined above under "Fiscal 2016 Executive Compensation Highlights" within the "Executive Summary" as well as the following strategic objectives:

Strategic Objectives for Mr. MacDonald included:

- Progress against business transformation

- Relationship-building with key external investor stakeholders

- Progress against adjusted EBITDA margin goal

Strategic Objectives for Mr. Nietzel included:

- Business transformation plan objectives

- Sarbanes-Oxley assessment and implementation

- Enhanced Reporting and KPI Measurements

- Revenue growth supported by business development activities

Strategic Objectives for Mr. Anenen included:

- Oversee the governance model for execution against business transformation plan

- Develop strategy and roadmap for CDK's global technical and application platform strategy

- Improvement in market share

- Continued growth through acquisitions, venturing, and partnerships

- Outreach to Investor Communities

- Solidify succession/development plan

Strategic Objectives for Mr. Karp included:

- Penetration of key strategic applications

- Reduction in customer service wait times

- Execution of merging the ARNA and Digital Marketing product sets

Strategic Objectives for Mr. Brunz included:

- As Board Secretary, build upon processes that support the Board, and liaise with the Chief Executive Officer and management

- Support of external shareholder activities

- Implement global online training and recertification compliance policies

- Operationalize patent program

Strategic Objectives for Mr. Thorne included:

- Execution of pricing strategy

- Revise product roadmap and delivery of go to market plans

- Penetration of key strategic applications

- Revenue growth supported by business development activities

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives and in aligning their interests directly with the interests of our stockholders. For fiscal 2016, long-term incentives were awarded to the NEOs, other than Mr. MacDonald, in the form of PSU awards and stock option grants. The compensation committee selected these awards because they ensure that the overall long-term incentive program is tied closely to changes in stockholder value and the degree to which critical operating objectives are attained and they support our talent retention objectives. Mr. MacDonald received PSU awards and co-Invest RSUs in accordance with the terms of his employment agreement.

The compensation committee may also from time to time grant discretionary awards of time-based restricted stock. These awards are for special situations and are not considered in the target allocation of total long-term incentive compensation between PSU awards and stock option grants.

Each executive officer is awarded a target dollar value of stock options, PSUs, and, if applicable, restricted stock and RSUs. The target dollar value is converted into grants of the respective award based on the closing stock price on the date of grant.

As part of our annual market analysis of compensation data, we compare our long-term equity incentive grant values with competitive levels. We establish share grant target amounts or ranges of target amounts for each executive level by setting such target amounts, and the midpoints of such ranges of target amounts, at the market median levels. The compensation committee expects to review the share grant targets and target ranges annually to ensure that the resulting awards based on current stock price and option fair value remain generally consistent with our median-based compensation philosophy.

Prior to the beginning of each fiscal year, we analyze the target PSU award and stock option grant levels to confirm that our desired target long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Compensation Review and Determination" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

At its September 2015 meeting, our compensation committee approved target awards for the fiscal 2016 PSUs for all NEOs. Additionally, to further drive delivery of significantly improved adjusted EBITDA margin results and value creation for stockholders, the compensation committee approved an additional one-time grant of PSUs, equal to the executive's annual grant of PSUs. The fiscal 2016 PSUs were granted on November 6, 2015, when our stockholders approved the Plan. The fiscal 2016 PSUs will be earned in fiscal year 2019. Also at its September 2015 meeting, the compensation committee approved stock option grants for the named executive officers for fiscal 2016. The fiscal 2016 PSUs (inclusive of the annual and one-time grants), at target, stock options, restricted stock, and restricted stock units granted for fiscal 2016 are summarized in the table below (the fair market value of these awards can be found in the "Grants of Plan-Based Awards" Table on page 56 of this proxy statement):

Named Executive Officer	Target PSU Award	Stock Options	Restricted Stock/Units
MacDonald, Brian P	53,361	-	68,526
Nietzel, Alfred A	19,292	16,733	-
Anenen, Steven J	68,898	59,761	-
Karp, Robert N	11,024	9,562	-
Brunz, Lee J	11,024	9,562	1,969
Thorne, Malcolm W	11,024	9,562	-

Performance-Based Stock Units

For fiscal 2016, the compensation committee approved a PSU program based on financial objectives that are measured over a three-year performance period based on adjusted EBITDA margin. Potential payouts can range from 50% to 200% of target for threshold and maximum performance respectively. If threshold performance is not achieved, the PSUs will be forfeited. The number of PSUs earned is subject to further adjustment (increase or decrease) depending on the TSR of our common stock compared against a performance peer group of companies in similar GICS, as well as digital advertising/marketing companies. Lastly, if our CAGR over the three-year performance cycle is below 3%, awards are capped at 100% of target. The following table displays the adjusted EBITDA margin goals for the performance period, and the impact of relative TSR on the award payout:

	Adjusted EBITDA Goals		TSR Adjustment to Award		
	Adjusted EBITDA Margin Goals	EBITDA Margin Target % Achieved	25th Percentile TSR	50th Percentile TSR	75th Percentile TSR
Threshold	30.00%	50%	38%	50%	63%
Target	31.67%	100%	75%	100%	125%
Maximum	35.00%	200%	150%	200%	250%

We believe that this program is aligned to our business transformation plan to grow revenues and margin and furthers the Company's long-term financial goals by aligning the compensation of our key executives with our long-term operating performance, to create commonality of interest between executives and stockholders, and to support talent retention objectives.

PSUs were awarded to our executive officers (including the NEOs) in fiscal 2015 and fiscal 2014. These awards consisted of three one-year performance periods as determined by the compensation committee. During fiscal 2016, the second third of the fiscal 2015 PSUs and the final third of the fiscal 2014 PSUs were granted when the compensation committee established a one-year adjusted EBITDA margin and TSR goals. The same performance peer group is used for the one-year TSR measurement period program as is used for the three-year program, and if CAGR over the one-year period is below 3%, awards are capped at 100% of target. The table below displays the one-year adjusted EBITDA margin goals, and the impact of relative TSR on the award payout:

	Adjusted EBITDA Goals		TSR Adjustment to Award		
	Adjusted EBITDA Margin Goals	EBITDA Margin Target % Achieved	25th Percentile TSR	50th Percentile TSR	75th Percentile TSR
Threshold	25.00%	50%	38%	50%	63%
Target	25.67%	100%	75%	100%	125%
Maximum	27.00%	200%	150%	200%	250%

For fiscal 2016, our adjusted EBITDA margin was 26.6%, TSR was in the 59th percentile, and CAGR was 4.8%. As a result, the 2016 payout percentage earned for the fiscal 2016 performance period of outstanding PSUs was 185.2% of target.

After the conclusion of the three-year performance cycle for the fiscal 2016 PSUs, the compensation committee will confirm the adjusted EBITDA margin results to determine the percentage of target achieved based on such results by using straight-line interpolation between lower and upper bounds of the award range. The compensation committee will also confirm the three-year TSR and CAGR results. For the fiscal 2015 and fiscal 2014 PSU grants, after the end of the three-year performance period, the percentages for each of the individual three fiscal years in the performance period will be averaged to obtain the percentage of target award earned. The PSU award earned will also be credited with dividend equivalents from the grant date of the target award until the issuance date, assuming all dividends were reinvested in our stock at the time dividends are paid. The PSUs earned will be paid in the form of shares of our common stock in September following the conclusion of the three-year performance period.

The companies in our TSR performance peer group are:

58.com	Fidelity National Information Services	Red Hat
Activision Blizzard	FireEye	Sabre
Akamai Technologies	Fiserv	ServiceNow
Alliance Data Systems Corporation	FleetCor Technologies	Splunk
Amdocs	Fortinet	SS&C Technologies Holdings
Ansys	Gartner	Symantec
Autodesk	Global Payments	Synopsys
Autohome	IAC/InterActive	Tableau Software
Broadridge Financial Solutions	LendingClub	Teradata Corporation
CA	Mercadolibre	The Interpublic Group of Companies
Cadence Design Systems	Mobileye N.V.	The Western Union Company
Check Point Software Technologies	NetEase	Total System Services
Citrix Systems	NetSuite	Twitter
Computer Sciences Corporation	Nuance Communications	Vantiv
CoStar Group	Omnicom Group	VeriSign
Electronic Arts	Paychex	Workday
FactSet Research Systems	Qihoo 360 Technology Co.	Xerox

Stock Options

We grant stock options to our officers annually based upon their pay grades and input from the Chief Executive Officer to the compensation committee for NEOs other than himself. Stock options have an exercise price equal to the closing market price of our common stock on the date of grant. Executives will realize value only if the market price of our common stock increases during the period the option is outstanding, which provides a strong incentive to our executives to increase stockholder value that can be sustained over time.

For fiscal 2016, the compensation committee approved the change to grant stock options in September 2015, the same time as our grant of PSUs. While the compensation committee can consider a stock option grant at any time, it expects to continue to make its regularly scheduled stock option grants at its September meeting of each calendar year. The compensation committee generally sets its calendar of meetings in November of each year, and does not coordinate the September meeting date, or any other meeting dates, with any regularly scheduled announcement or corporate event. Additional stock option grants may be made to assist us in recruiting, promoting, or retaining executives.

Time-Based Restricted Stock

The compensation committee may from time to time grant discretionary awards of restricted stock and RSUs to assist us in the recruitment, promotion, and retention of executives. During fiscal 2016, Mr. MacDonald was granted Co-Invest RSUs in accordance with the terms of his employment agreement. The compensation committee awarded Mr. Brunz a restricted stock award, granted in fiscal 2016, in recognition of the significant and unique time, attention and efforts associated with his responsibilities as our General Counsel and Secretary in connection with our transition to a stand-alone public company, our ongoing business transformation plan, and our engagement with certain significant stockholders during fiscal 2015.

Fiscal 2017 & 2018 Equity Grants

The compensation committee approved the continued use of PSUs and stock options for equity grants made in fiscal 2017. For fiscal 2017, in order to further align our executives' incentives to our business transformation plan goals, the compensation committee approved the "pull-forward" of all anticipated fiscal 2018 annual equity grants of PSUs and stock options. Such "pull-forward" grants were approved on September 8, 2016, along with the scheduled annual equity grants for fiscal 2017. As a result, it is not anticipated that the NEOs will receive fiscal 2018 annual equity grants in September 2017.

The fiscal 2017 portion of the PSU grant will vest at the end of fiscal 2019 and the fiscal 2018 "pull-forward" portion of the PSU grant will vest at the end of fiscal 2020. The fiscal 2017 portion will continue to be measured over the fiscal 2017-2019 performance period based on adjusted EBITDA margin, subject to adjustment based on relative TSR over the three-year performance period compared to our performance peer group, and revenue growth CAGR. The fiscal 2018 "pull-forward" portion will be measured over the fiscal 2018-2020 performance period based on a mix of adjusted EBITDA margin and adjusted EBITDA growth, subject to adjustment based on relative TSR over the three-year performance period compared to our performance peer group, and revenue growth CAGR.

Other Compensation Components and Considerations

In addition to the compensation components discussed above and the same health and welfare benefits and retirement benefits available to our U.S. associates generally, we offer the NEOs deferred compensation, limited perquisites, change in control protection, and severance benefits. We believe that these additional benefits are fair, competitive, and consistent with our overall compensation philosophy, and designed to ensure that we can effectively retain our NEOs and compete for executive talent.

Retirement Benefits

We do not provide a defined benefit plan to our employees. We do offer a non-elective contribution ("NEC") that is deposited into 401(k) accounts of employees who, at the time of the spin-off from ADP, were age 50 with 10 years of service. This contribution was for the purpose of replacing value lost due to termination of associates' participation in ADP's Pension Retirement Plan. This plan will be in effect for 5 years following the spin-off from ADP.

Deferred Compensation

All of our executive officers are eligible to defer into a deferred compensation account all or a portion of their annual cash bonuses. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives, and to provide our executive officers with a tax-efficient way to save for retirement. We do not match deferrals by these executive officers or otherwise contribute any amounts to the NEOs' deferred compensation accounts. We generally do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions because the value of such accounts reflects voluntary contributions made by the individual executives and the earnings thereon. Cash bonus contributions are fully vested from the date of deferral. Participants can elect to have payment of deferred amounts commence on an in-service date or upon retirement, and the form of payment can either be in installments or lump sum. We also provide the CDK Global, Inc. Restoration Plan, which is designed to restore or replace company contributions that cannot be provided under the qualified 401(k) Plan due to IRS limits. Company contributions on eligible compensation above the IRS limits are deposited into the deferred compensation account.

Perquisites

We provide our NEOs with the use of automobiles leased by us. Consistent with our policy towards all attendees, we pay for the spouses of our executive officers to accompany them to our annual sales President's Club event. As part of the Chief Executive Officer transition, we reimbursed the legal fees incurred by Mr. Anenen and Mr. MacDonald in connection with negotiating their agreements. The amounts were reported as additional income and taxed accordingly. Tax gross-ups were not made on these amounts.

Change in Control Severance Plan for Corporate Officers

Our Second Amended and Restated Change in Control Severance Plan for Corporate Officers is designed (i) to retain our corporate officers and (ii) to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. Each of our NEOs participates in this plan.

As described below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control," our Chief Executive Officer and the other participating executive officers have separation entitlements under the plan that differ from one another.

The severance formulas used for the Chief Executive Officer and the other participating executive officers are each designed to provide the level of temporary replacement income that we feel is appropriate for that office, but the compensation that our executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Our Second Amended and Restated Change in Control Severance Plan is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control."

Corporate Officer Severance Plan

Effective February 2, 2016, we adopted the Corporate Officer Severance Plan for purposes of involuntary terminations other than for cause in the absence of a change in control. This plan is designed to: (i) attract and retain executive officers by a level of protection against involuntary job loss; (ii) provide an appropriate level of benefit to enable executive officers to transition to new employment; and (iii) secure restrictive covenants such as non-compete, non-solicitation, etc.

Our Corporate Officer Severance Plan is described in more detail below under "Potential Payments To Named Executive Officers Upon Termination or Change in Control."

Accounting and Tax Considerations

We consider accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. In particular, Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to "covered employees" (which is defined as a public company's NEOs, other than the chief financial officer). However, qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We strive to make only those equity-based awards and grants that qualify as performance-based compensation or that we can otherwise deduct when determining our corporate taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe that the pay component reinforces. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, it would be in our best interests and in the best interests of our stockholders to do so. Our 2014 Plan is structured to permit us to make equity-based awards and cash bonuses that may qualify as performance-based compensation for purposes of Section 162(m).

Compensation Recovery (Clawback)

In addition to the clawback provision contained in the 2014 Plan, the Board adopted a compensation recovery policy in September 2015, whereby the compensation committee is permitted to recoup any incentive compensation (including requiring the reimbursement of any cash incentive compensation or canceling any equity award granted pursuant to the 2014 Plan) if: (i) with respect to the recoupment of any equity award granted pursuant to the 2014 Plan, the recipient of such equity award, without the consent of the Company, while employed by or providing services to the Company or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation, or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the compensation committee in its sole discretion; or (ii) with respect to the recoupment of any cash incentive compensation, the recipient of such cash incentive compensation engages in fraud or conduct contributing to any financial restatements or irregularities, as determined by the compensation committee in its sole discretion. In addition, if, with respect to the recoupment of any equity award granted pursuant to the 2014 Plan, a recipient engages in any activity referred to in section (i) of the preceding sentence, the recipient will forfeit any gain as a result of any such incentive compensation (including any gain realized on the vesting or exercise of any equity award) and must repay that gain to the Company.

Anti-Hedging, Anti-Short Sale, and Anti-Pledging Policies

Our Insider Trading Policy prohibits directors, executive officers, and employees from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of our common stock. Our directors, executive officers, and employees are also prohibited from engaging in short sales related to our common stock. The policy also prohibits any pledging of our common stock, including holding common stock in a margin account.

Stock Ownership Guidelines

We have established stock ownership guidelines to encourage equity ownership by our executive officers in order to reinforce the link between their financial interests and those of our stockholders. The stock ownership guidelines were set on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) consists of stock owned outright by the executive officer or beneficially through ownership by direct family members (spouses and dependent children). Our executive officers are expected to satisfy the guidelines within five years of becoming an executive officer.

Under our stock ownership guidelines, Mr. MacDonald is expected to own an amount of our stock equal in value to six times his base salary. Our other executive officers are expected to own an amount of our stock equal in value to three times their respective base salaries. Executive officers whose ownership levels are below the minimum required levels are required to retain as shares of our common stock at least 75% of post-tax net gains on stock option exercises, and 75% of shares (net of taxes) received upon vesting of restricted stock or the settlement of PSUs. As of the end of fiscal 2016, Mr. Karp had satisfied the guidelines. The other executive officers are making progress towards achievement and are expected to satisfy the guidelines within the relevant time period.

CHIEF EXECUTIVE OFFICER TRANSITION

In December 2015, we announced a Chief Executive Officer transition plan in which Mr. MacDonald, a director, would succeed Mr. Anenen as Chief Executive Officer no later than June 30, 2016. Mr. MacDonald assumed the role of President effective January 1, 2016, and later transitioned to the dual roles of President and Chief Executive Officer on March 8, 2016. Mr. Anenen provided advisory services through June 30, 2016.

Mr. MacDonald is party to an employment agreement with the Company, the initial term of which began on January 1, 2016 and ends on January 1, 2019, unless earlier terminated. The employment agreement provides for successive one-year extensions unless notice is provided prior to the expiration of the term in accordance with the agreement. Under the employment agreement, Mr. MacDonald is entitled to the following:

- An annual base salary of $900,000 from and after appointment as Chief Executive Officer.

- An annual target bonus equal to 150% of his annual base salary.

- An initial grant of PSUs with a grant date target value of $2.5 million.

- Subsequent to Mr. MacDonald's purchase of our common stock with a value on the date of purchase of $1.0 million, a grant of Co-Invest RSUs in respect of a number of shares of our common stock equal to three times the number of shares purchased.

- Target equity compensation in fiscal 2017 having an aggregate fair value on the date of grant of approximately $4.25 million. The mix of equity award instruments or value or equity participation in fiscal 2018 and thereafter are to be determined in the sole discretion of the Board.

On February 2, 2016, Mr. Anenen and the Company entered into a Transition and Release Agreement (the "Transition Agreement"). The Transition Agreement sets forth the terms of Mr. Anenen's separation of service from the Company and his service during the transition period, including, among other things, severance payments and treatment of his outstanding equity awards as described below.

- Cash severance payments equal to two times Mr. Anenen's then-current annual base salary ($750,000) and his average annual cash bonuses for the two most-recently completed fiscal years ending on June 30, 2016 (the "Termination Date"). The severance benefit will be paid in equal installments during the 24-month period commencing on the Termination Date.

- Continued eligibility to vest during the 24 month severance period in PSUs outstanding under the 2014 Plan in accordance with their terms, without regard to proration for early termination.

- Continued vesting in outstanding stock options granted prior to fiscal 2016 in accordance with the terms of his option agreements.

- The right to fully vest in outstanding restricted stock units as of the date of termination.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE FOR FISCAL 2016

Name and Principal Position	Year ($) [1]	Salary ($) [2]	Bonus ($)	Stock Awards ($) [3]	Option Awards ($) [3]	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value and Nonqualified& Deferred Compensation Earnings ($) [5]	All Other Compen- sation ($) [6]	Total ($)
MacDonald, Brian P	2016	412,820	-	5,405,657	-	814,050	-	56,834	6,689,361
President and Chief	2015	-	-	-	-	-	-	-	-
Executive Officer	2014	-	-	-	-	-	-	-	-
Nietzel, Alfred A	2016	432,500	-	1,382,511	209,999	364,095	21,180	72,724	2,483,009
EVP, Chief Financial	2015	400,250	-	941,905	180,010	388,395	-	35,412	1,945,972
Officer	2014	331,202	-	289,798	115,345	214,103	200,812	26,626	1,177,886
Anenen, Steven J	2016	733,333	-	9,915,468	750,001	1,339,500	103,772	4,272,335	17,114,409
Former President and	2015	609,500	-	2,151,227	543,002	1,316,640	587,170	53,706	5,261,245
Chief Executive Officer	2014	475,004	-	794,608	284,970	391,020	679,641	35,142	2,660,385
Karp, Robert N	2016	373,364	-	877,956	120,003	279,000	-	62,101	1,712,424
President, CDK North	2015	356,250	-	881,352	120,010	254,478	-	47,198	1,659,288
America	2014	320,003	-	289,798	115,345	151,393	185,432	42,837	1,104,808
Brunz, Lee J	2016	325,000	-	786,453	120,003	221,100	25,603	53,174	1,531,333
EVP, General Counsel	2015	286,196	50,000	363,317	90,005	171,900	1,875	128,154	1,091,447
and Secretary	2014	-	-	-	-	-	-	-	-
Thorne, Malcolm W	2016	344,167	-	706,881	120,003	250,504	-	55,443	1,476,998
EVP, Global Chief	2015	323,750	-	1,007,894	120,010	238,788	1,764	795,126	2,487,332
Strategy Officer	2014	-	-	-	-	-	-	-	-

[1] Amounts for fiscal 2014 represent compensation determined by ADP's senior management and the ADP compensation committee prior to the spin-off.

[2] Salary for fiscal 2015 represents pay for three months of services rendered prior to the spin-off and nine months of services rendered following the spin-off.

[3] Amounts set forth in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of awards granted in fiscal 2016 as computed in accordance with ASC 718, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 6 to our audited consolidated and combined financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2016.

The amounts presented in the Stock Awards column include the grant date fair value of PSUs based upon the probable outcome of the performance condition as of the grant date. The amounts for PSUs represent the grant date fair value of the fiscal 2016 PSUs, the second third of the fiscal 2015 PSU target award, and the final third of the fiscal 2014 PSU target award. Fiscal 2016 was the final performance measurement period for the fiscal 2014 PSUs. Target goals for the final third of the fiscal 2015 PSU will be determined in fiscal 2017 by the compensation committee and such final third will be reported in the "Summary Compensation Table" when the goals are established.

The value of Mr. Anenen's stock awards includes PSUs granted during fiscal 2016 and subsequently modified in connection with his Transition Agreement. The details of the value of his PSUs are reported in "Grants of Plan-Based Awards Table for Fiscal 2016" on page 56.

The maximum grant date fair value of the fiscal 2016 PSU, second third of the fiscal 2015 PSU, and final third of the fiscal 2014 PSU target awards granted in fiscal 2016, assuming achievement of the highest level of performance would be as follows: Mr. MacDonald, $6,332,617; Mr. Nietzel, $3,456,277; Mr. Anenen, $11,691,043; Mr. Karp, $2,194,890; Mr. Brunz $1,716,069; and Mr. Thorne, $1,767,202.

[4] Performance-based bonuses paid under the annual cash bonus program are shown in this column. A discussion of our annual cash bonus program may be found in our CD&A under "Cash Compensation—Annual Cash Bonus."

[5] Amounts shown for fiscal 2015 and 2014 include the aggregate increase in the present value of the executive's benefit under the ADP tax-qualified cash balance pension plan and the ADP Supplemental Officer's Retirement Plan, the benefits of which remained with ADP.

[6] Refer to the "All Other Compensation for Fiscal 2016" table below for further information.

ALL OTHER COMPENSATION FOR FISCAL 2016

Name	Automotive ($) [1]	Employer-Sponsored Retirement ($) [2]	Travel & Living Expenses ($) [3]	Legal Expenses ($) [4]	Life and Accidental Death Insurance ($) [5]	Spousal Travel ($) [6]	Termination-Related Payments ($) [7]	Tax Payments ($) [8]	Matching Charitable Contributions ($) [9]	Other ($)	Total ($)
MacDonald	6,508	7,888	29,803	11,267	1,368	-	-	-	-	-	56,834
Nietzel	16,209	42,072	-	-	893	7,550	-	-	6,000	-	72,724
Anenen	16,167	42,367	-	1,455	1,368	3,833	4,207,145		-	-	4,272,335
Karp	18,530	38,926	-	-	770	3,775	-	-	100	-	62,101
Brunz	15,534	15,654	-	-	677	7,550	-	3,809	5,150	4,800	53,174
Thorne	17,382	24,051	-	-	710	7,550	-	-	5,750	-	55,443

[1] Actual costs to the Company of leasing automobiles (and covering related insurance, registration, and maintenance).

[2] Represents matching contributions made by the Company on behalf of the employee to the Company's Retirement and Savings Plan (Mr. MacDonald, $7,888; Mr. Nietzel, $11,050; Mr. Anenen, $11,130; Mr. Karp, $11,341; Mr. Brunz, $11,664; Mr. Thorne, $10,928), non-elective contributions paid by the Company to augment the loss of the ADP Retirement Pension Plan and on compensation in excess of IRS limits for allowable compensation for the 401(k) Plan (Mr. Nietzel, $5,450; Mr. Anenen, $5,300; Mr. Karp, $5,400), and contributions to the Restoration Plan and Restoration NEC (Mr. Nietzel, $25,572; Mr. Anenen, $25,937; Mr. Karp, $22,185; Mr. Brunz, $3,990; Mr. Thorne, $13,123).

[3] Represents travel expenses incurred by Mr. MacDonald between his place of residence and CDK's corporate headquarters and temporary living expenses near corporate headquarters for 90 days following the commencement of his employment on January 1, 2016.

[4] Mr. MacDonald's legal expenses represent costs incurred by Mr. MacDonald to negotiate his employment agreement and reimbursed by the Company. Mr. Anenen's legal expenses represent costs incurred by Mr. Anenen to negotiate the terms of his Transition Agreement.

[5] Life insurance and accidental death and dismemberment premiums paid by the Company for the NEOs.

[6] Amounts paid by the Company on behalf of the executives and their spouses or significant others who accompanied them in connection with business-related travel sponsored by the Company.

[7] Represents the amount payable to Mr. Anenen in accordance with his Transition Agreement. This amount includes cash severance, accrued and unpaid time off as of June 30, 2016, and 24 months' medical insurance premiums payable by the Company.

[8] Gross up of relocation expenses provided to Mr. Brunz.

[9] Reflects matching charitable contributions made by the CDK Global Matching Gift Program.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2016

Name	Grant Date [1]	Award Date [1]	Plan Under which Grant was Made	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($) [3]
				Threshold ($)	Target (#)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
MacDonald													
	1/4/2016	1/4/2016	Cash Bonus	337,500	675,000	1,350,000							
			PSU [4]				20,277	53,361	133,403				2,533,047
	2/9/2016		Co-Invest RSU							68,526			2,872,610
Nietzel													
			Cash Bonus	163,125	326,250	652,500							
	9/9/2015	9/3/2013	PSU [4]				1,083	2,849	7,122				150,570
	9/9/2015	11/18/2014	PSU [4]				1,765	4,646	11,615				245,541
	11/6/2015	9/9/2015	PSU [4]				7,331	19,292	48,230				986,400
	9/9/2015		Stock Options								16,733	50.80	209,999
Anenen													
			Cash Bonus	600,000	1,200,000	2,400,000							
	9/9/2015	9/3/2013	PSU [4]				2,969	7,812	19,530				412,864
	9/9/2015	11/18/2014	PSU [4]				5,326	14,017	35,042				740,798
	11/6/2015	9/9/2015	PSU [4]				26,181	68,898	172,245				3,522,755
	2/2/2016	9/3/2013	PSU [5]				3,906	7,813	11,719				335,959
	2/2/2016	9/3/2013	PSU [5]				3,906	7,813	11,719				335,959
	2/2/2016	9/3/2013	PSU [5]				2,969	7,812	19,530				317,089
	2/2/2016	11/18/2014	PSU [5]				7,009	14,017	21,026				602,731
	2/2/2016	11/18/2014	PSU [5]				5,326	14,017	35,042				568,950
	2/2/2016	9/9/2015	PSU [5]				26,181	68,898	172,245				3,078,363
	9/9/2015		Stock Options [6]								59,761	50.80	750,001
Karp													
			Cash Bonus	112,511	225,022	450,044							
	9/9/2015	9/3/2013	PSU [4]				1,083	2,849	7,122				150,570
	9/9/2015	11/18/2014	PSU [4]				1,177	3,098	7,745				163,729
	11/6/2015	9/9/2015	PSU [4]				4,189	11,024	27,560				563,657
	9/9/2015		Stock Options								9,562	50.80	120,003
Brunz													
			Cash Bonus	99,000	198,000	396,000							
	9/9/2015	11/18/2014	PSU [4]				883	2,323	5,807				122,771
	11/6/2015	9/9/2015	PSU [4]				4,189	11,024	27,560				563,657
	9/9/2015	9/9/2015	Restricted Stock [7]							1,969			100,025
	9/9/2015		Stock Options								9,562	50.80	120,003
Thorne													
			Cash Bonus	103,800	207,600	415,200							
	9/9/2015	11/18/2014	PSU [4]				1,030	2,710	6,775				143,224
	11/6/2015	9/9/2015	PSU [4]				4,189	11,024	27,560				563,657
	9/9/2015		Stock Options								9,562	50.80	120,003

[1] The grant date was determined pursuant to ASC 718, which is the date our compensation committee established the adjusted EBITDA margin and TSR target for one-third of each of the fiscal 2015 and 2014 PSUs. For the fiscal 2016 PSUs the grant date is the date our stockholders approved the 2014 Plan.

The award date represents the date on which our compensation committee, or in the case of the September 3, 2013, award, the ADP compensation committee, awarded the target number of PSUs to the NEOs. The fiscal 2016 PSUs were awarded by the compensation committee on September 9, 2015, but were subject to stockholder approval of the 2014 Plan, which occurred on November 6, 2015.

All of Mr. Anenen's outstanding PSUs were modified on February 2, 2016 as a result of his execution of the Transition Agreement and have been presented herein. February 2, 2016 represents the modification date for these awards pursuant to ASC 718.

[2] No payouts will be made if actual performance is below threshold level. The threshold, target, and maximum amounts for each of the fiscal 2015 and 2014 PSUs represent one-third of each prior-year award for which performance goals were set during fiscal 2016, and for the fiscal 2016 PSUs, represents the total award granted during fiscal 2016.

[3] The grant date fair value of the stock and option awards was determined in accordance with ASC 718. The value of the PSUs that were modified in connection with Mr. Anenen's Transition Agreement is based on the fair value of the PSUs on February 2, 2016, the modification date.

[4] In accordance with ASC 718, PSUs are deemed granted when the performance target is established. The amounts for the PSUs represent the grant date fair value of the fiscal 2016 PSUs, which were granted on November 6, 2015, and the second third of the fiscal 2015 PSU target award and the final third of the fiscal 2014 PSU target award, both of which were deemed granted on September 9, 2015.

[5] These PSUs represent the awards modified as a result of Mr. Anenen's Transition Agreement and represent all three tranches of the fiscal 2014 PSUs, the first two tranches of the fiscal 2015 PSUs, and all of his fiscal 2016 PSUs.

[6] In accordance with the terms of Mr. Anenen's Transition Agreement, the stock options granted to Mr. Anenen during fiscal 2016 were subsequently forfeited for no consideration.

[7] Mr. Brunz was awarded a discretionary performance grant of restricted stock by our compensation committee in recognition of the significant and unique time, attention and efforts associated with his responsibilities as our General Counsel and Secretary in connection with our transition to a stand-alone public company, our ongoing business transformation plan, and our engagement with certain significant stockholders.

OUTSTANDING EQUITY AWARDS FOR FISCAL 2016

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities underlying unexercised options (#) (Exercisable)	Number of Securities underlying unexercised options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of shares or units of stock that have not vested (#) [1]	Market value of shares or units of stock that have not vested ($) [2]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) [3]	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) [2]
MacDonald	1/4/2016								53,361	2,961,002
	2/9/2016						68,526	3,802,508		
Nietzel	1/31/2008	5,514	-		14.61	1/31/2018				
	2/9/2010	6,893	-		14.76	2/9/2020				
	2/8/2011	9,650	-		17.96	2/8/2021				
	1/26/2012	19,301	-		20.24	1/26/2022				
	1/25/2013	16,542	5,517		21.72	1/25/2023				
	1/23/2014	11,718	11,719		28.76	1/23/2024				
	1/20/2015	4,178	12,536		43.54	1/20/2025				
	9/9/2015	-	16,733		50.80	9/9/2025				
	11/18/2014						16,594	920,801		
	11/18/2014								9,293	515,669
	11/6/2015								19,292	1,070,513
Anenen[4]	1/31/2008	46,875	-		14.61	1/31/2018				
	2/9/2010	46,875	-		14.76	2/9/2020				
	2/8/2011	41,360	-		17.96	2/8/2021				
	1/26/2012	41,360	-		20.24	1/26/2022				
	1/25/2013	37,224	12,408		21.72	1/25/2023				
	1/23/2014	28,952	28,953		28.76	1/23/2024				
	1/20/2015	12,604	37,814		43.54	1/20/2025				
	9/9/2015	-	59,761		50.80	9/9/2025				
	11/18/2014								28,034	1,555,607
	11/6/2015								68,898	3,823,150
Karp	2/8/2011	9,650	-		17.96	2/8/2021				
	1/26/2012	14,476	-		20.24	1/26/2022				
	1/25/2013	16,542	5,517		21.72	1/25/2023				
	1/23/2014	11,718	11,719		28.76	1/23/2024				
	1/20/2015	2,785	8,358		43.54	1/20/2025				
	9/9/2015	-	9,562		50.80	9/9/2025				
	11/18/2014						16,594	920,801		
	11/18/2014								6,195	343,761
	11/6/2015								11,024	611,722
Brunz	1/26/2012	1,447	-		20.24	1/26/2022				
	1/25/2013	2,067	690		21.72	1/25/2023				
	1/23/2014	1,930	1,930		28.76	1/23/2024				
	1/20/2015	2,089	6,268		43.54	1/20/2025				
	9/9/2015	-	9,562		50.80	9/9/2025				
	11/18/2014						6,969	386,710		
	9/3/2015						1,969	109,260		
	11/18/2014								4,646	257,807
	11/6/2015								11,024	611,722
Thorne	1/26/2012	7,169	-		20.24	1/26/2022				
	1/25/2013	5,376	1,793		21.72	1/25/2023				
	1/23/2014	4,136	4,136		28.76	1/23/2024				
	1/20/2015	2,785	8,358		43.54	1/20/2025				
	9/9/2015	-	9,562		50.80	9/9/2025				
	11/18/2014						8,131	451,189		
	11/18/2014						9,958	552,569		
	11/18/2014								5,421	300,811
	11/6/2015								11,024	611,722

[1] The awards in this column represent outstanding restricted stock and Co-Invest RSUs.

[2] Market value is based on the June 30, 2016 closing price of our common stock of $55.49 per share.

[3] The awards in this column represent the fiscal 2016 PSUs granted on November 6, 2015, and the first and second thirds of the fiscal 2015 PSU target awards granted on September 9, 2015 and November 18, 2014. Under the PSU program, the target awards earned will be determined at the end of the three-year performance period. The fiscal 2016 target awards will be earned and issued in fiscal 2019, and the fiscal 2015 target awards will be earned and issued in fiscal 2018. The performance period for the fiscal 2014 PSUs concluded on June 30, 2016, and the fiscal 2014 PSUs were considered vested.

[4] In accordance with the terms of Mr. Anenen's Transition Agreement, he will continue to vest in stock options outstanding under the 2014 Plan (other than stock options granted during fiscal 2016, which were forfeited). Additionally, Mr. Anenen continues to be eligible to vest in the outstanding PSUs during the 24 month severance period, which extends through June 30, 2018. As a result, his fiscal 2016 and 2015 PSUs remain outstanding.

OUTSTANDING EQUITY VESTING SCHEDULE FOR FISCAL 2016

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
MacDonald			1/4/2016	100% vest on 7/1/2018
			2/9/2016	33% vest on 1/1/2017
				33% vest on 1/1/2018
				33% vest on 1/1/2019

	Option Awards		Stock Awards	
	Grant Date	**Vesting from Grant date**	**Grant or Award Date**	**Vesting Schedule**
Nietzel	1/31/2008	100% vested on 1/31/2014	11/18/2014	100% vest on 7/1/2017
	2/9/2010	100% vested on 2/9/2014	11/18/2014	33% vest on 10/1/2017
	2/8/2011	50% vested on 2/8/2014		33% vest on 10/1/2018
		50% vested on 2/8/2015		33% vest on 10/1/2019
	1/26/2012	25% vested on 1/26/2013	9/9/2015	100% vest on 7/1/2018
		25% vested on 1/26/2014		
		25% vested on 1/26/2015		
		25% vested on 1/26/2016		
	1/25/2013	25% vested on 1/25/2014		
		25% vested on 1/25/2015		
		25% vested on 1/25/2016		
		25% vest on 1/25/2017		
	1/23/2014	25% vested on 1/23/2015		
		25% vested on 1/23/2016		
		25% vest on 1/23/2017		
		25% vest on 1/23/2018		
	1/20/2015	25% vested on 1/20/2016		
		25% vest on 1/20/2017		
		25% vest on 1/20/2018		
		25% vest on 1/20/2019		
	9/9/2015	25% vested on 9/9/2016		
		25% vest on 9/9/2017		
		25% vest on 9/9/2018		
		25% vest on 9/9/2019		

		Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule	
Anenen	1/31/2008	20% vested on 1/31/2010 20% vested on 1/31/2011 20% vested on 1/31/2012 20% vested on 1/31/2013 20% vested on 1/31/2014	11/18/2014	100% vest on 7/1/2017	
	2/9/2010	25% vested on 2/9/2011 25% vested on 2/9/2012 25% vested on 2/9/2013 25% vested on 2/9/2014	9/9/2015	100% vest on 7/1/2018	
	2/8/2011	25% vested on 2/8/2012 25% vested on 2/8/2013 25% vested on 2/8/2014 25% vested on 2/8/2015			
	1/26/2012	25% vested on 1/26/2013 25% vested on 1/26/2014 25% vested on 1/26/2015 25% vested on 1/26/2016			
	1/25/2013	25% vested on 1/25/2014 25% vested on 1/25/2015 25% vested on 1/25/2016 25% vest on 1/25/2017			
	1/23/2014	25% vested on 1/23/2015 25% vested on 1/23/2016 25% vest on 1/23/2017 25% vest on 1/23/2018			
	1/20/2015	25% vested on 1/20/2016 25% vest on 1/20/2017 25% vest on 1/20/2018 25% vest on 1/20/2019			

		Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule	
Karp	2/8/2011	50% vested on 2/8/2014 50% vested on 2/8/2015	11/18/2014	100% vest on 7/1/2017	
	1/26/2012	33% vested on 1/26/2014 33% vested on 1/26/2015 33% vested on 1/26/2016	11/18/2014	33% vest on 10/1/2017 33% vest on 10/1/2018 33% vest on 10/1/2019	
	1/25/2013	25% vested on 1/25/2014 25% vested on 1/25/2015 25% vested on 1/25/2016 25% vest on 1/25/2017	9/9/2015	100% vest on 7/1/2018	
	1/23/2014	25% vested on 1/23/2015 25% vested on 1/23/2016 25% vest on 1/23/2017 25% vest on 1/23/2018			
	1/20/2015	25% vested on 1/20/2016 25% vest on 1/20/2017 25% vest on 1/20/2018 25% vest on 1/20/2019			
	9/9/2015	25% vested on 9/9/2016 25% vest on 9/9/2017 25% vest on 9/9/2018 25% vest on 9/9/2019			

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
Brunz	1/26/2012	33% vested on 1/26/2014 33% vested on 1/26/2015 33% vested on 1/26/2016	11/18/2014	100% vest on 9/2/2016
	1/25/2013	25% vested on 1/25/2014 25% vested on 1/25/2015 25% vested on 1/25/2016 25% vest on 1/25/2017	11/18/2014	100% vest on 7/1/2017
	1/23/2014	25% vested on 1/23/2015 25% vested on 1/23/2016 25% vest on 1/23/2017 25% vest on 1/23/2018	9/9/2015	100% vest on 9/9/2017
	1/20/2015	25% vested on 1/20/2016 25% vest on 1/20/2017 25% vest on 1/20/2018 25% vest on 1/20/2019	9/9/2015	100% vest on 7/1/2018
	9/9/2015	25% vested on 9/9/2016 25% vest on 9/9/2017 25% vest on 9/9/2018 25% vest on 9/9/2019		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant date	Grant or Award Date	Vesting Schedule
Thorne	1/26/2012	25% vested on 1/26/2013 25% vested on 1/26/2014 25% vested on 1/26/2015 25% vested on 1/26/2016	11/18/2014	100% vest on 9/2/2016
	1/25/2013	25% vested on 1/25/2014 25% vested on 1/25/2015 25% vested on 1/25/2016 25% vest on 1/25/2017	11/18/2014	100% vest on 7/1/2017
	1/23/2014	25% vested on 1/23/2015 25% vested on 1/23/2016 25% vest on 1/23/2017 25% vest on 1/23/2018	11/18/2014	33% vest on 11/18/2016 33% vest on 11/18/2017
	1/20/2015	25% vested on 1/20/2016 25% vest on 1/20/2017 25% vest on 1/20/2018 25% vest on 1/20/2019	9/9/2015	100% vest on 7/1/2018
	9/9/2015	25% vested on 9/9/2016 25% vest on 9/9/2017 25% vest on 9/9/2018 25% vest on 9/9/2019		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL 2016

	Option Awards [1]		Stock Awards [2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
MacDonald	-	-	-	-
Nietzel	-	-	20,560	1,084,110
Anenen	-	-	89,565	4,814,322
Karp	27,573	1,112,766	20,560	1,084,110
Brunz	-	-	3,033	149,321
Thorne	-	-	9,941	483,088

[1]   The value realized upon exercise is the difference between the market price of the shares of our common stock underlying the options when exercised and the applicable exercise price.

[2]   Stock awards include vested time-based restricted stock, RSUs, and PSUs. The fiscal 2014 PSUs vested on June 30, 2016, when the performance period ended and employee service was no longer required. The number of PSUs that vested on June 30, 2016 includes all dividend equivalents accumulated during the vesting period, and are adjusted by the overall performance result of 133.8% based on the achievement of the performance targets established at 100% in fiscal 2014, 116.3% in fiscal 2015, and 185.2% in fiscal 2016.
The value realized upon vesting is based on the market price of our common stock as of each vesting date; in the case of the fiscal 2014 PSUs, the value is based on the closing stock price of a share of our common stock on June 30, 2016 of $55.49.
Mr. Anenen's 33,189 RSUs vested on June 30, 2016, in accordance with the terms of his Transition Agreement. The value of Mr. Anenen's RSUs reflected above is based on the closing stock price of a share of our common stock on June 30, 2016, as this was his last day of employment with the Company.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL 2016

Name	Executive Contributions in 2016 ($) [1]	Registrant Contributions in 2016 ($)	Aggregate Earnings in 2016 ($) [2]	Aggregate Withdrawals/ Distributions in 2016 ($)	Aggregate Balance at June 30, 2016 ($)
MacDonald	-	-	-	-	-
Nietzel	135,938	-	21,180	-	605,123
Anenen	526,656	-	103,772	-	3,082,402
Karp	-	-	-	-	-
Brunz	171,900	-	25,603	-	464,259
Thorne	-	-	-	-	-

[1]   The contributions reflect the annual bonus amounts for fiscal 2015 that were payable in fiscal 2016 and were elected to be deferred by the NEOs as follows: Mr. Nietzel – 35%, Mr. Anenen – 40%, and Mr. Brunz – 100%. In addition, 35%, 100%, and 100% of the annual bonuses earned for fiscal 2016 by Messrs. Anenen ($468,825), Brunz ($221,100) and Thorne ($250,504), respectively, that were paid in September 2016 were also deferred; these amounts were reported as compensation in the "Summary Compensation Table" for fiscal year 2016, but are excluded from the table above due to the timing of the deferral election. For a more detailed description of our deferred compensation plan, see "Deferred Compensation" on page 50 of this proxy statement.

[2]   The earnings amounts are not reported as compensation in fiscal 2016 in the "Summary Compensation Table" as they do not represent above-market or preferential earnings on deferred compensation. Participants in our deferred compensation plan may elect to invest in funds selected by the Company. Each participant deferred compensation account is credited daily with the applicable investment return.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

On September 30, 2014, the Board established a Change in Control Severance Plan for Corporate Officers, which was subsequently amended and restated effective as of September 9, 2015, and August 9, 2016 (as last amended and restated, the "CIC Plan"). The CIC Plan provides for the following severance benefits upon termination of employment without cause or for good reason during the two-year period following a change in control:

- *Cash Severance:* Covered participants, including our NEOs, will receive a payment equal to 200% of their current total annual compensation (or in the case of our Chief Executive Officer, 250%). Current total annual compensation is defined as the sum of (i) the greater of a participant's highest annual salary during the calendar year in which employment terminates and such participant's highest rate of annual salary during the calendar year immediately prior to the year of such termination, and (ii) the average of the participant's annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which the participant's employment is terminated.

- *Prorated Bonus:* A payment equal to a prorated portion of the participant's target annual cash bonus opportunity for the fiscal year in which the participant's qualifying termination occurs.

- *Stock Options:* All unvested stock options held by the participant on the date of the qualifying termination shall become fully vested and exercisable.

- *Time-Based Restricted Shares and RSUs*: Unvested time-based restricted shares and RSUs held by the participant on the date of the qualifying termination shall become fully vested.

- *Performance-Based Awards*: Outstanding unearned performance-based awards, whether settled in cash or shares of CDK stock, are earned at the target level.

For purposes of the CIC Plan, "change in control" generally means the consummation of any of the following: (i) the acquisition of 35% or more of the total combined voting power of CDK's then-outstanding securities; (ii) the merger, consolidation, or other business combination of CDK, subject to certain exceptions; (iii) the sale of all or substantially all of CDK's assets, subject to certain exceptions; or (iv) the first day on which the majority of the Board cease to be continuing directors.

For purposes of the CIC Plan, "cause" generally means (i) gross negligence or willful misconduct which is materially injurious to CDK, monetarily or otherwise; (ii) misappropriation or fraud with regard to CDK or its assets; (iii) conviction of, or the pleading of guilty or nolo contendere to a felony involving the assets or business of CDK; or (iv) willful and continued failure to substantially perform duties after written notice by the Board.

For purposes of the CIC Plan, "continuing directors" generally means as of any date of determination, any member of the Board who: (i) was a member of such Board as of August 9, 2016; or (ii) was nominated for election or elected to such Board with the approval of a majority of the continuing directors who were members of the Board at the time of such nomination or election.

For purposes of the CIC Plan, "good reason" generally means (i) material diminution in the participant's position, duties, responsibilities, or authority as of the date immediately prior to the change in control; (ii) reduction in the participant's base compensation or failure to provide incentive compensation opportunities at least as favorable in the aggregate as those provided immediately prior to the change in control; (iii) failure to provide employee benefits at least as favorable in the aggregate as those provided immediately prior to the change in control; or (iv) failure of any successor or assign of the Company to assume in writing the obligations under the plan.

CDK has the right to amend or terminate, in whole or in part, any or all of the provisions of the CIC Plan by action of the Board at any time; provided, that, during the two-year period following a change in control, the Company may not amend or terminate the CIC Plan in any manner adverse to participants, except to comply with changes in applicable laws which do not reduce the benefits and payments due in the event of a qualifying termination; and in no event shall any amendment reducing the benefits provided under the CIC Plan or any CIC Plan termination be effective until at least six months after the date of the applicable action by the Board, and in no event shall become effective if a Change in Control occurs during the six-month period.

If Mr. MacDonald becomes entitled to severance benefits under the CIC Plan, he will not be entitled to any severance benefits set forth in his employment agreement.

Corporate Officer Severance Plan

Effective February 2, 2016, the Board established the Corporate Officer Severance Plan for purposes of involuntary terminations other than for cause in the absence of a change in control.

All NEOs except for Mr. MacDonald and Mr. Anenen participate in the severance plan. As of June 30, 2016, there were 10 eligible participants in the severance plan (each, an "Eligible Participant").

During the portion of fiscal year 2016 following the plan's effective date, the severance plan provided for the following to an Eligible Participant who is involuntarily terminated by the company without cause (other than during the two-year period following the occurrence of a change in control):

- 18 months of continued base salary;

- A prorated annual bonus for the year of termination, based on actual performance for the full fiscal year, but assuming that all non-financial and other subjective and qualitative performance criteria are achieved at target levels;

- Continued vesting of the Eligible Participant's stock options during the period of continued base salary payments (the "Severance Period"), and the Eligible Participant will have 60 days following the termination of the Severance Period in which to exercise any vested stock options;

- Continued vesting of all of the Eligible Participant's other awards, including, time-based restricted shares, RSUs, and PSUs, during the Severance Period, and any performance-based vesting requirements will remain eligible to be satisfied based on actual achievement of the applicable performance goals during the performance period for each of the then-ongoing award programs; and

- The number of shares of stock (or cash, in the case of cash-settled awards) that the Eligible Participant would have been entitled to receive based on the actual achievement of the applicable performance goals in each of the then-ongoing programs, prorated to reflect the portion of the applicable performance period elapsed through the end of the Severance Period.

The severance plan defines "cause" as:

- Failure to perform duties (other than due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of duties, to the extent not cured within 15 days following written notice;

- Engaging in, or being about to engage in, conduct that is injurious to the Company or an affiliate;

- Conviction of, or a plea of guilty or no contest to, a felony or any crime involving as a material element fraud or dishonesty; or

- The consistent failure to follow the lawful instructions of the Board or a direct superior, which failure amounts to an intentional and extended neglect of duties to the Company or an affiliate.

The severance payments potentially due to the Eligible Participants are payable solely pursuant to the terms of the severance plan (other than if benefits are payable pursuant to the CIC Plan).

Severance Benefits Payable to Mr. Anenen

Mr. Anenen's employment ended on June 30, 2016. As described above under "Chief Executive Officer Transition," a Transition Agreement governs the terms and conditions of severance payments and treatment of his outstanding equity awards. Mr. Anenen will receive cash severance in the amount of $4,207,205 payable in equal installments during the 24-month severance period following June 30, 2016. The value of vested and unexercised stock options held by Mr. Anenen as of June 30, 2016, was $21.9 million. The value of restricted stock units that fully vested upon Mr. Anenen's termination was $1.8 million.

Mr. Anenen will continue to vest in both the fiscal 2015 PSUs and the fiscal 2016 PSUs based on the achievement of the established performance and market conditions. The market value of Mr. Anenen's fiscal 2016 PSUs at target as of June 30, 2016 was $3.9 million, and the value of the first two thirds of the fiscal 2015 PSUs at target as of June 30, 2016 was $1.6 million. Because the performance and market conditions for the final third of the fiscal 2015 PSUs were established during fiscal 2017, this tranche was not valued of June 30, 2016.

Mr. Anenen is not eligible for any additional severance as of June 30, 2016, under other programs at CDK.

Potential Payments upon Termination or Change in Control for Mr. MacDonald

Payment Elements	Qualifying Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause or Voluntary Resignation for Good Reason ($)	Retirement ($)
Termination Payment [1]	2,925,000	-	-	5,175,000	-
Restricted Stock [2]	3,802,508	-	-	3,802,508	-
Performance Stock Units [3]	2,969,598	809,890	809,890	2,969,598	-
Health Coverage [4]	6,949	-	-	14,286	-
Total	9,704,055	809,890	809,890	11,961,392	-

[1] The amount in the Qualifying Termination Following a Change in Control column represents 2.5 times Mr. MacDonald's annual base salary in effect as of June 30, 2016 ($900,000) and the prorated portion of his target bonus for fiscal 2016 ($675,000).

In accordance with the terms of Mr. MacDonald's employment agreement, the amount in the Involuntary Termination Without Cause or Voluntary Resignation for Good Reason column represents (a) 2 times the sum of (i) Mr. MacDonald's annual base salary in effect as of June 30, 2016 ($900,000) and (ii) his target bonus for fiscal 2016 ($1,350,000) and (b) the prorated portion of Mr. MacDonald's target bonus for fiscal 2016 ($675,000).

[2] The amounts in both the Qualifying Termination Following a Change in Control and Involuntary Termination Without Cause or Voluntary Resignation for Good Reason column represent the value of Co-Invest RSUs outstanding using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. In the event of a Qualifying Termination Following a Change in Control, Mr. MacDonald's Co-Invest RSUs vest as of the date of a qualifying termination under the CIC Plan. In the event of an Involuntary Termination Without Cause or Voluntary Resignation for Good Reason, Mr. MacDonald is permitted to continue to vest in the Co-Invest RSUs in accordance with the terms of his employment agreement.

[3] The amount in the Qualifying Termination Following a Change in Control column represents the value of PSUs outstanding at the 100% target rate and dividend equivalents accumulated as of June 30, 2016 using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016.

The amounts in the Death and Disability columns represent approximately one-third of the target fiscal 2016 PSUs and dividend equivalents accumulated as of June 30, 2016. Upon death or disability, PSUs are earned on a prorated basis. In the event of termination without cause or voluntary resignation for good reason on June 30, 2016, and assuming a 24-month severance period, which is the maximum available under his employment agreement, Mr. MacDonald would continue to vest in the PSUs based on the actual achievement of the applicable performance goals over the performance period. Thus, the amount in the Involuntary Termination Without Cause or Voluntary Resignation for Good Reason column represents the value of PSUs outstanding at target using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. The maximum value of the fiscal 2016 PSUs assuming achievement of the highest level of performance and using the stock price as of June 30, 2016 would be $7.4 million. The severance period may be shorter if Mr. MacDonald violates certain covenants within his employment agreement, which would result in prorated vesting of the PSUs based on the period from January 1, 2016, through the triggering event.

[4] The amount in the Qualifying Termination Following a Change in Control column represents the payment of 12 months' medical insurance premiums payable by the Company.

The amount in the Involuntary Termination Without Cause or Voluntary Resignation for Good Reason column represents health insurance continuation coverage during the 24-month severance period that is in excess of the active-employee cost of such insurance coverage.

Potential Payments upon Termination or Change in Control for Mr. Nietzel

Payment Elements	Qualifying Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment [1]	1,622,490	-	-	1,016,595	-
Stock Options [2]	727,806	727,806	727,806	432,096	-
Restricted Stock [3]	920,801	-	-	307,526	-
Performance Stock Units [4]	1,862,470	962,930	962,930	1,950,571	-
Health Coverage [5]	6,949	-	-	-	-
Total	5,140,516	1,690,736	1,690,736	3,706,788	-

[1] The amount in the Qualifying Termination Following a Change in Control column represents 2 times the sum of (i) Mr. Nietzel's highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($435,000) and (ii) average annual bonus for the two most recently completed calendar years ($376,245).

The amount in the Involuntary Termination Without Cause column represents 1.5 times Mr. Nietzel's annual salary as of June 30, 2016 ($435,000), and his fiscal 2016 bonus ($364,095).

[2] The amounts in the Qualifying Termination Following a Change in Control, Death, and Disability columns represent the value of all unvested options which are fully vested and exercisable as of June 30, 2016 based on the closing stock price of a share of our common stock of $55.49 per share.

The amount in the Involuntary Termination Without Cause column represents the value of vested and unvested stock options as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[3] The amount in the Qualifying Termination Following a Change in Control column represents time-based restricted stock awards outstanding using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. These awards are forfeited upon termination for Death and Disability.

The amount in the Involuntary Termination Without Cause column represents the value of unvested restricted stock awards as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[4] The amount in the Qualifying Termination Following a Change in Control column represents the amount attributable to all outstanding PSUs assuming performance goals of this program will be achieved at 100.0% of target rate and including dividend equivalents accumulated as of June 30, 2016.

The amounts in the Death and Disability columns represent approximately one-third of the target fiscal 2016 PSUs and dividend equivalents accumulated as of June 30, 2016 and approximately two thirds of the fiscal 2015 PSUs at 133.8% of target and dividend equivalents accumulated as of June 30, 2016. Upon death or disability, PSUs are earned on a prorated basis. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amount in the Involuntary Termination Without Cause column represents the value of the fiscal 2016 and 2015 PSUs outstanding as of June 30, 2016 that will continue to vest during the 18 month severance period. The fiscal 2016 PSUs are assumed to vest at 100.0% of target rate including dividend equivalents accumulated as of June 30, 2016 as the performance period is incomplete. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amounts in all columns assume the PSUs vested on June 30, 2016, when the closing stock price of a share of our common stock was $55.49 per share.

[5] The amount represents the payment of 12 months of medical insurance premiums payable by the Company.

Potential Payments upon Termination or Change in Control for Mr. Karp

Payment Elements	Qualifying Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment [1]	1,283,552	-	-	841,556	-
Stock Options [2]	644,247	644,247	644,247	621,859	599,436
Restricted Stock [3]	920,801	-	-	307,526	-
Performance Stock Units [4]	1,139,134	614,006	614,006	1,214,807	614,006
Health Coverage [5]	6,949	-	-	-	-
Total	3,994,683	1,258,253	1,258,253	2,985,748	1,213,442

[1] The amount in the Qualifying Termination Following a Change in Control column represents 2 times the sum of (i) Mr. Karp's highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($375,037) and (ii) average annual bonus for the two most recently completed calendar years ($266,739).

The amount in the Involuntary Termination Without Cause column represents 1.5 times Mr. Karp's annual salary as of June 30, 2016 ($375,037), and his fiscal 2016 bonus ($279,000).

[2] The amounts in the Qualifying Termination Following a Change in Control, Death, Disability, and Involuntary Termination Without Cause columns represent the value of all unvested options which are fully vested and exercisable as of June 30, 2016 based on the closing stock price of a share of our common stock of $55.49 per share.

The amount in the Involuntary Termination Without Cause column represents the value of vested and unvested stock options as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

The amount in the Retirement column represents unvested stock options held by Mr. Karp and that were granted at least one year prior to June 30, 2016 as these awards are assumed to become vested and exercisable on their regularly scheduled vesting dates based on the retirement provisions of the agreement.

[3] The amount in the Qualifying Termination Following a Change in Control column represents time-based restricted stock awards outstanding using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. These awards are forfeited upon termination for Death and Disability.

The amount in the Involuntary Termination Without Cause column represents the value of unvested restricted stock awards as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[4] The amount in the Qualifying Termination Following a Change in Control column represents the amount attributable to all outstanding PSUs assuming performance goals of this program will be achieved at 100.0% of target rate and including dividend equivalents accumulated as of June 30, 2016.

The amounts in the Death, Disability, and Retirement columns represent approximately one-third of the target fiscal 2016 PSUs and dividend equivalents accumulated as of June 30, 2016 and approximately two thirds of the fiscal 2015 PSUs at 133.8% of target and dividend equivalents accumulated as of June 30, 2016. Upon death or disability, PSUs are earned on a prorated basis. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amount in the Involuntary Termination Without Cause column represents the value of the fiscal 2016 and 2015 PSUs outstanding as of June 30, 2016 that will continue to vest during the 18 month severance period. The fiscal 2016 PSUs are assumed to vest at 100.0% of target rate including dividend equivalents accumulated as of June 30, 2016 as the performance period is incomplete. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amounts in all columns assume the PSUs vested on June 30, 2016, when the closing stock price of a share of our common stock was $55.49 per share.

[5] The amount represents the payment of 12 months of medical insurance premiums payable by the Company.

Potential Payments upon Termination or Change in Control for Mr. Brunz

Payment Elements	Qualifying Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment [1]	1,053,000	-	-	716,100	-
Stock Options [2]	194,633	194,633	194,633	96,482	-
Restricted Stock [3]	495,970	-	-	495,970	-
Performance Stock Units [4]	1,008,106	502,414	502,414	1,039,447	-
Health Coverage [5]	6,949	-	-	-	-
Total	2,758,658	697,047	697,047	2,347,999	-

[1] The amount in the Qualifying Termination Following a Change in Control column represents 2 times the sum of (i) Mr. Brunz's highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($330,000) and (ii) average annual bonus for the two most recently completed calendar years ($196,500).
The amount in the Involuntary Termination Without Cause column represents 1.5 times Mr. Brunz's annual salary as of June 30, 2016 ($330,000), and his fiscal 2016 bonus ($221,100).

[2] The amounts in the Qualifying Termination Following a Change in Control, Death, and Disability columns represent the value of all unvested options which are fully vested and exercisable as of June 30, 2016 based on the closing stock price of a share of our common stock of $55.49 per share.
The amount in the Involuntary Termination Without Cause column represents the value of vested and unvested stock options as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[3] The amount in the Qualifying Termination Following a Change in Control column represents time-based restricted stock awards outstanding using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. These awards are forfeited upon termination for Death and Disability.
The amount in the Involuntary Termination Without Cause column represents the value of unvested restricted stock awards as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[4] The amount in the Qualifying Termination Following a Change in Control column represents the amount attributable to all outstanding PSUs assuming performance goals of this program will be achieved at 100.0% of target rate and including dividend equivalents accumulated as of June 30, 2016.

The amounts in the Death and Disability columns represent approximately one-third of the target fiscal 2016 PSUs and dividend equivalents accumulated as of June 30, 2016 and approximately two thirds of the fiscal 2015 PSUs at 133.8% of target and dividend equivalents accumulated as of June 30, 2016. Upon death or disability, PSUs are earned on a prorated basis. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amount in the Involuntary Termination Without Cause column represents the value of the fiscal 2016 and 2015 PSUs outstanding as of June 30, 2016 that will continue to vest during the 18 month severance period. The fiscal 2016 PSUs are assumed to vest at 100.0% of target rate including dividend equivalents accumulated as of June 30, 2016 as the performance period is incomplete. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amounts in all columns assume the PSUs vested on June 30, 2016, when the closing stock price of a share of our common stock was $55.49 per share.

[5] The amount represents the payment of 12 months of medical insurance premiums payable by the Company.

Potential Payments upon Termination or Change in Control for Mr. Thorne

Payment Elements	Qualifying Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment [1]	1,181,292	-	-	769,504	-
Stock Options [2]	315,816	315,816	315,816	171,543	-
Restricted Stock [3]	1,003,759	-	-	1,003,759	-
Performance Stock Units [4]	1,073,620	558,210	558,210	1,127,127	-
Health Coverage [5]	6,949	-	-	-	-
Total	3,581,436	874,026	874,026	3,071,933	-

[1] The amount in the Qualifying Termination Following a Change in Control column represents 2 times the sum of (i) Mr. Thorne's highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($346,000) and (ii) average annual bonus for the two most recently completed calendar years ($244,646).

The amount in the Involuntary Termination Without Cause column represents 1.5 times Mr. Thorne's annual salary as of June 30, 2016 ($346,000), and his fiscal 2016 bonus ($250,504).

[2] The amounts in the Qualifying Termination Following a Change in Control, Death, and Disability columns represent the value of all unvested options which are fully vested and exercisable as of June 30, 2016 based on the closing stock price of a share of our common stock of $55.49 per share.

The amount in the Involuntary Termination Without Cause column represents the value of vested and unvested stock options as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[3] The amount in the Qualifying Termination Following a Change in Control column represents time-based restricted stock awards outstanding using the closing stock price of a share of our common stock of $55.49 as of June 30, 2016. These awards are forfeited upon termination for Death and Disability.

The amount in the Involuntary Termination Without Cause column represents the value of unvested restricted stock awards as of June 30, 2016 that will continue to vest during the 18 month severance period based on the closing stock price of a share of our common stock of $55.49 per share.

[4] The amount in the Qualifying Termination Following a Change in Control column represents the amount attributable to all outstanding PSUs assuming performance goals of this program will be achieved at 100.0% of target rate and including dividend equivalents accumulated as of June 30, 2016.

The amounts in the Death and Disability columns represent approximately one-third of the target fiscal 2016 PSUs and dividend equivalents accumulated as of June 30, 2016 and approximately two thirds of the fiscal 2015 PSUs at 133.8% of target and dividend equivalents accumulated as of June 30, 2016. Upon death or disability, PSUs are earned on a prorated basis. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amount in the Involuntary Termination Without Cause column represents the value of the fiscal 2016 and 2015 PSUs outstanding as of June 30, 2016 that will continue to vest during the 18 month severance period. The fiscal 2016 PSUs are assumed to vest at 100.0% of target rate including dividend equivalents accumulated as of June 30, 2016 as the performance period is incomplete. The vesting percentage used to determine the fiscal 2015 PSU amounts was 133.8%, which is based on achievement of the performance targets established at 116.3% in fiscal 2015, 185.2% in fiscal 2016, and 100% for the uncompleted performance period of fiscal 2017.

The amounts in all columns assume the PSUs vested on June 30, 2016, when the closing stock price of a share of our common stock was $55.49 per share.

[5] The amount represents the payment of 12 months of medical insurance premiums payable by the Company.

EQUITY COMPENSATION PLAN INFORMATION

As of June 30, 2016, our equity securities were authorized for issuance under the 2014 Plan. The 2014 Plan was originally adopted by the Board on September 30, 2014, and was amended on September 9, 2015, and was approved by our stockholders on November 6, 2015.

Plan category	Securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column (#))
Equity compensation plans approved by stockholders	2,955,185	27.64	7,424,898
Equity compensation plans not approved by stockholders	-	-	-
Total	2,955,185	27.64	7,424,898

COMPENSATION COMMITTEE OVERSIGHT

The compensation committee considered the risks presented by our compensation policies and practices at its meeting held in September 2016 and believes that our policies and practices of compensating employees do not encourage excessive or unnecessary risk-taking for the following reasons:

- **Our incentive plans have diverse performance measures, including our financial measures and our business unit financial measures, operational measures, and individual goals;**

- **Our compensation programs balance annual and long-term incentive opportunities;**

- **We cap incentive plan payouts within a reasonable range;**

- **The mix of PSUs and stock options in our long-term incentive programs serves the best interests of our stockholders and us; and**

- **Our stock ownership guidelines link the interests of our executive officers to those of our stockholders.**

COMPENSATION COMMITTEE REPORT

The compensation committee of the Board oversees the Company's compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the compensation committee reviewed and discussed with management the Compensation Discussion & Analysis included in this proxy statement.

The compensation committee takes very seriously its stewardship responsibility to oversee the Company's compensation programs and values thoughtful input from stockholders. In light of the Company's business transformation plan, and in light of stockholder views, we have made a number of enhancements to further link the Company's compensation programs with its business and talent strategies and the long-term interests of the Company's stockholders.

In reliance on the review and discussions referred to above, the compensation committee recommended to the Board that the Compensation Discussion & Analysis be incorporated by reference to the Company's Annual Report on Form 10-K for fiscal 2016 and in this proxy statement.

COMPENSATION COMMITTEE
Willie A. Deese, Chair
Stephen A. Miles
Robert E. Radway

AUDIT COMMITTEE MATTERS

PROPOSAL 3: RATIFY THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2017

The audit committee has appointed Deloitte, an independent registered public accounting firm, to audit our financial statements for fiscal 2017, and recommended to the Board that it approve that appointment. We are submitting the appointment by the audit committee to you for your ratification.

> **The Board recommends that the stockholders vote FOR the ratification of the appointment of Deloitte as our Independent Auditor.**

INDEPENDENT ACCOUNTING FIRM INDEPENDENCE AND FEE PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee has retained Deloitte as our external audit firm since we became a stand-alone public company in 2014. In order to assure continuing external auditor independence, the audit committee periodically considers whether there should be a rotation of the audit firm. Based on its most recent evaluation of Deloitte, the members of the audit committee believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in our best interests and in the best interests of our stockholders.

The audit committee has adopted a policy requiring that all audit and non-audit services provided by our independent registered public accounting firm be pre-approved by the audit committee. All services provided to us by Deloitte in fiscal 2016 were pre-approved by the audit committee. Our Independent Auditor may only perform non-prohibited, non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, our management must have determined that such specific non-prohibited, non-audit services can be best performed by our Independent Auditor based on their in-depth knowledge of our business, processes, and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on our Independent Auditor's independence. All audit and non-audit services were pre-approved by the audit committee, and the audit committee is ultimately responsible for audit fee negotiations associated with the retention of Deloitte.

The audit committee's audit approval policy provides for pre-approval of all audit and non-audit services that are specifically described on an annual basis to the audit committee. Audit-related and non-audit services are annually pre-approved up to a pre-established threshold. Any engagements that, individually or in the aggregate, are anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the audit committee to delegate to one or more of its members pre-approval authority with respect to permitted services, so long as such pre-approvals are reported to the full audit committee at its next scheduled meeting.

The audit committee has also determined that Deloitte's provision of services was compatible with maintaining Deloitte's independence.

Representatives of Deloitte will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Deloitte, the audit committee will reconsider its appointment, although in the event of reconsideration, the audit committee may determine that Deloitte should continue in its role. Even if you do ratify the appointment, the audit committee retains its discretion to reconsider its appointment if it believes that reconsideration is necessary in our best interests and in the best interests of our stockholders.

FEES OF INDEPENDENT ACCOUNTING FIRM

The following table summarizes the aggregate fees incurred to Deloitte for services rendered during fiscal 2016 and 2015.

Types of Fees (in thousands)	Fiscal 2016	Fiscal 2015
Audit Fees [1]	$4,137	$3,579
Audit Related Fees [2]	$ -	$ 833
Tax Fees [3]	$ 120	$ 111
All Other Fees	$ -	$ -

[1]   Represents the aggregate fees and expenses incurred for the audit of our consolidated and combined financial statements as of and for the fiscal years ended June 30, 2016 and 2015 and the reviews of the condensed consolidated and combined financial statements included in our Quarterly Reports on Form 10-Q during those fiscal years, services provided in connection with statutory and regulatory filings for the fiscal year, and consultations on technical matters.

[2]   Represents the aggregate fees incurred for audit and other services that are typically performed by auditors. The fiscal 2015 fees include fees incurred in connection with registration statements and the audit of the internet sales leads business sold on May 21, 2015.

[3]   Represents the aggregate fees incurred for tax compliance, consulting, and related services.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee oversees the Company's financial management, Independent Auditor and financial reporting procedures on behalf of the Board. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the audit committee discussed the propriety of the Company's application of accounting principles, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States. The audit committee also reviewed and discussed the Company's audited financial statements with Deloitte, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB").

The audit committee reviewed Deloitte's Report of Independent Registered Public Accounting Firm included in the Company's Annual Report on Form 10-K for fiscal 2016 related to its audit of the consolidated financial statements and financial statement schedule.

The audit committee has discussed with Deloitte the matters that are required to be discussed by PCAOB Auditing Standard No. 16 (Communications with Audit Committees). Deloitte has provided to the audit committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the audit committee concerning independence, and the audit committee discussed with Deloitte the firm's independence, including the matters in those written disclosures. The audit committee also considered whether Deloitte's provision of non-audit services to us and our affiliates and the fees and costs billed and expected to be billed by Deloitte for those services, is compatible with Deloitte's independence. The audit committee has discussed with our internal auditors and with Deloitte, with and without management present, their respective evaluations of our internal control over financial reporting and the overall quality of our financial reporting.

Based on the considerations referred to above, the audit committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for fiscal 2016. In addition, the audit committee appointed Deloitte as the Company's Independent Auditor for fiscal 2017, subject to the ratification by our stockholders at the Annual Meeting.

Audit Committee of the Board

Frank S. Sowinski, Chair
Willie A. Deese
Robert E. Radway

OWNERSHIP OF AND TRADING IN OUR STOCK

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of September 19, 2016 (the "Table Date") with respect to the beneficial ownership of our common stock by: (i) all stockholders that are known to us to be the beneficial owners of more than 5% of the outstanding shares of our common stock; (ii) each director; (iii) each NEO, excluding Mr. Anenen; and (iv) all directors and executive officers as a group. Unless otherwise indicated in the footnotes following the table: (a) each person listed below has sole voting and investment power over the shares of common stock shown as beneficially owned; and (b) the address for each beneficial owner listed below is: c/o CDK Global, 1950 Hassell Road, Hoffman Estates, IL 60169.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
5% Stockholders		
Elliott Management Corporation (2)	14,430,000	9.6%
Blackrock, Inc. (3)	12,391,246	8.3%
The Vanguard Group, Inc. (4)	11,696,336	7.8%
Sachem Head Capital Management LP (5)	9,885,626	6.6%
Management		
Leslie A. Brun (6)	41,943	*
Willie A. Deese (6)	22,448	*
Amy J. Hillman (6)	27,647	*
Eileen J. Martinson (7)	471	*
Stephen A. Miles (6)	25,103	*
Robert E. Radway (6)	22,448	*
Stephen F. Schuckenbrock (7)	471	*
Frank S. Sowinski (6)	22,781	*
Robert M. Tarkoff (7)	1,054	*
Brian P. MacDonald (8)	30,877	*
Alfred A. Nietzel (9)	94,042	*
Malcolm Thorne (10)	33,111	*
Robert N. Karp (11)	102,119	*
Lee J. Brunz (12)	18,707	*
All current directors and executive officers as a group (19 persons)	512,212	*

* Represents less than 1% of the issued and outstanding shares of our common stock as of the Table Date. The number of shares outstanding, excluding treasury shares, of our common stock as of the Table Date was 150,051,870.

(1) The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Share amounts are rounded to the nearest whole number.

(2) Information is furnished in reliance on the Schedule 13D/A of Elliott Associates, L.P. filed on August 3, 2016. In the 13D/A filing, Elliott Associates, L.P. lists its address as 40 West 57th St., 30th Floor, New York, NY 10019, and indicates that it has sole voting and dispositive power with respect to 3,395,200 shares of our common stock, and Elliott International, L.P. and Elliott International Capital Advisors Inc. share voting and dispositive power with respect to 7,214,800 shares of our common stock. Elliott Associates, L.P. also discloses in such filing that The Liverpool Limited Partnership and Elliott International have additional economic exposure to approximately 1,222,400 and 2,597,600 notional shares of our common stock, respectively, under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 14,430,000 shares of our common stock. Additionally, Elliott Associates, L.P. discloses in the 13D/A filing that it, along with one of its wholly-owned subsidiaries, have purchased from counterparties call options that carry the right to call from such counterparties up to 800,000 shares of our common stock at a price of $65 per share, if such right is exercised prior to or on November 19, 2016. Elliott International, L.P. has purchased from counterparties call options that carry the right to call from such counterparties up to 1,700,000 shares of our common stock at a price of $65 per share, if such right is exercised prior to or on November 19, 2016.

(3) Information is furnished in reliance on the Schedule 13G of Blackrock, Inc. ("Blackrock") filed on February 2, 2015 and the collective Form 13Fs of BlackRock and certain of its subsidiaries (BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Investment Management, LLC, BlackRock Group Limited, BlackRock Institutional Trust Company, N.A. and BlackRock Japan Co., Ltd.) filed on August 10, 2016. In such Schedule 13G filing, BlackRock lists its address as 55 East 52nd Street, New York, NY 10022, and indicates that it has sole voting power with respect to 9,799,463 shares of our common stock and sole dispositive power with respect to 11,099,938 shares of our common stock. In such Form 13F filings, BlackRock and certain of its subsidiaries indicate ownership of 12,391,246 shares of our common stock.

(4) Information is furnished in reliance on the Schedule 13G of The Vanguard Group, Inc. ("Vanguard") filed on February 10, 2015 and the Form 13F of Vanguard filed on August 10, 2016. In such Schedule 13G filing, Vanguard lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has sole voting power with respect to 108,211 shares of our common stock, sole dispositive power with respect to 9,731,510 shares of our common stock, and shared dispositive power with respect to 95,211 shares of our common stock. In such Form 13F filing, Vanguard indicates ownership of 11,696,336 shares of our common stock.

(5) Information is furnished in reliance on the Schedule 13D/A of Sachem Head Capital Management LP ("Sachem Head") filed on July 22, 2016. In such Schedule 13D/A filing, Sachem Head lists its address as 399 Park Avenue, 32nd Floor, New York, New York 10022, and indicates that it shares voting and dispositive power over 6,732,959 shares of our common stock with Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson (collectively, with Sachem Head (the "Reporting Persons")). The Reporting Persons also disclose in such filing that they have additional economic exposure to approximately 3,152,667 notional shares of our common stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 9,885,626 shares of our common stock. In such Form 13F filing, Sachem Head indicates that it has sole voting power over 6,732,959 shares of our common stock.

(6) Includes 15,384 shares that may be acquired under stock options that will become exercisable within 60 days and 2,916 restricted stock units, which represent a like number of shares of our common stock, that will vest within 60 days.

(7) Represents restricted stock units, which represent a like number of shares of our common stock, that will vest within 60 days.

(8) Includes 2,916 restricted stock units, which represent a like number of shares of our common stock, that will vest within 60 days.

(9) Includes 77,982 shares that may be acquired under stock options.

(10) Includes 21,858 shares that may be acquired under stock options.

(11) Includes 57,565 shares that may be acquired under stock options.

(12) Includes 9,925 shares that may be acquired under stock options.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2016 all filing requirements under Section 16(a) of the Exchange Act, applicable to our officers, non-employee directors and beneficial owners have been complied with.

STOCKHOLDER PROPOSALS

If a stockholder intends to submit any proposal for inclusion in our proxy statement for our 2017 Annual Meeting of Stockholders in accordance with Rule 14a-8 under the Exchange Act the proposal must be received by our corporate secretary no later than June 5, 2017. To be eligible to submit such a proposal for inclusion in our proxy materials for an annual meeting of stockholders pursuant to Rule 14a-8, a stockholder must be a holder of either (i) at least $2,000 in market value or (ii) 1% of our shares of common stock entitled to be voted on the proposal, and must have held such shares for at least one year, and continue to hold those shares through the date of such annual meeting of stockholders. Such proposal must also meet the other requirements of the rules of the SEC relating to stockholders' proposals, including Rule 14a-8, including the permissible number and length of proposals, the circumstances in which we are permitted to exclude proposals and other matters governed by such rules and regulations.

Separate from the requirements of Rule 14a-8, relating to the inclusion of a stockholders' proposal in our proxy statement, our by-laws require advance notice for a stockholder to bring nominations of directors or any other business to be considered at any annual meeting of stockholders. Specifically, our by-laws require that stockholders wishing to nominate candidates for election as directors or propose any other business to be considered at our 2017 Annual Meeting of Stockholders must notify us of their intent in a written notice delivered to us in care of our corporate secretary at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the Annual Meeting.

As a result, in order for such notice given by a stockholder to comply with our by-laws, it must be received no earlier than July 18, 2017, and no later than the close of business (5:30 p.m. Eastern Daylight Time) on August 17, 2017, unless the date of our 2017 Annual Meeting of Stockholders occurs more than 30 days before or 60 days after November 15, 2017, which is the first anniversary of our 2016 Annual Meeting of Stockholders. In that case, our amended and restated bylaws provide that we must receive the notice no earlier than the close of business on the 120th day prior to the date of the 2017 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2017 Annual Meeting of Stockholders or the tenth day following the day on which we first make a public announcement of the date of the meeting. To be in proper form, a stockholder's notice must also include the specified information described in our amended and restated bylaws. You may contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

If a stockholder's nomination or proposal is not in compliance with the requirements set forth in our amended and restated by-laws, we may disregard such nomination or proposal.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on September 19, 2016 (the "Record Date") may vote at the Annual Meeting. We refer to the holders of our common stock as "stockholders" throughout this proxy statement. Each stockholder is entitled to one vote for each share of common stock held as of the Record Date.

Stockholders at the close of business on the Record Date may examine a list of all stockholders as of the Record Date for any purpose germane to the Annual Meeting for 10 days preceding the Annual Meeting, at our offices in Hoffman Estates, Illinois, and electronically during the Annual Meeting at www.virtualshareholdermeeting.com/CDK2016 when you enter the control number we have provided to you.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of Record.* You are a stockholder of record or registered stockholder if, at the close of business on the Record Date, your shares were registered directly in your name with Wells Fargo Shareowner Services, our transfer agent.

Beneficial Owner. You are a beneficial owner if, at the close of business on the Record Date, your shares were held by a brokerage firm or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee will be able to vote your shares with respect to some of the proposals in this proxy statement, but not all. Please see the section titled *What if I submit a proxy, but do not specify how my shares are to be voted?* for additional information.

Q: What do I need to do to attend the Annual Meeting on the Internet?

A: We will be hosting the Annual Meeting via the Internet. A summary of the information you need to attend the Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting via the Internet at www.virtualshareholdermeeting.com/CDK2016

- We encourage you to access the Annual Meeting online prior to its start time

- The Annual Meeting starts at 8:00 a.m. Central Time

- Stockholders may vote and submit questions while attending the Annual Meeting on the Internet

- Please have the control number we have provided to you to join the Annual Meeting

- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/CDK2016

- Questions regarding how to obtain proxy materials or attend and participate via the Internet will be answered by calling 1-866-232-3037 through the day of the Annual Meeting

- Beginning at 7:30 a.m. Central Time on November 15, 2016, live dedicated agent support will be available free of charge by calling 1-855-449-0991 to assist stockholders with attending and participating in the Annual Meeting via the Internet

- A replay of the Annual Meeting will be available for stockholders on our website through November 15, 2017

Q: What is the effect of a broker non-vote?

A: Brokers or other nominees who hold shares of our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least 10 days prior to the Annual Meeting. A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted as votes cast at the Annual Meeting. Therefore, a broker non-vote will not impact our ability to obtain a quorum and will not otherwise affect the outcome of the vote on any of the proposals to be considered at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: We need a quorum of stockholders to hold the Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the Record Date is represented at the Annual Meeting either in person via the Internet or by proxy. On September 19, 2016, there were 150,051,870 shares of our common stock outstanding and entitled to vote (excluding 10,292,540 treasury shares not entitled to vote).

Your shares will be counted towards the quorum if you vote by mail, by telephone, or via the Internet either before or during the Annual Meeting. Abstentions and broker non-votes also will count towards the quorum requirement. If a quorum is not met, a majority of the shares present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Q: How many votes are needed to approve the proposals, and what is the effect of abstentions or withheld votes?

A: On each matter to be voted upon, stockholders have one vote for each share of our common stock owned as of September 19, 2016. Votes will be counted by the inspector of election. The following table summarizes vote requirements and the effect of abstentions and broker non-votes:

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Elect ten directors named in this proxy statement	Majority of votes cast	None	None
2	Act, by non-binding advisory vote, to approve the compensation of our NEOs for fiscal 2016	Majority of shares present and entitled to vote	Against	None
3	Ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2017	Majority of shares present and entitled to vote	Against	None

If you are a stockholder of record and you returned a signed proxy card without marking any selections, your shares will be voted FOR each of the nominees listed in Proposal 1 and FOR the other proposals. If any other matter is properly presented at the Annual Meeting, Lee J. Brunz, as your proxyholder, will vote your shares using his best judgment.

Q: May I revoke my proxy or change my vote?

A: If your shares are registered in your name, you may revoke your proxy and change your vote prior to the completion of voting at the Annual Meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote in accordance with the voting instructions on the Notice of Internet Availability of Proxy Materials in a timely manner; or
- giving written notice of such revocation to our corporate secretary prior to or at the Annual Meeting or by voting in person via the Internet at the Annual Meeting.

If your shares are held in "street name," you should contact your bank or broker and follow its procedures for changing your voting instructions. You also may vote in person at the Annual Meeting if you obtain a legal proxy from your bank or broker.

Q: Can I confirm that my vote was cast in accordance with my instructions?

A: *Stockholders of Record.* Our stockholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance standards and an important means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on November 1, 2016, with the final vote tabulation available through January 15, 2017. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto www.proxyvote.com using the control number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owners. If you hold your shares through a bank or brokerage account, we are unable to distinguish between your vote and that of another stockholder beneficially holding shares through the same bank or broker, therefore the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

Q: What is "householding?"

A: To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and Annual Report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 or by calling 1-800-542-1061, and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you hold your shares through a bank or brokerage account, information regarding householding of disclosure documents should have been forwarded to you by your bank or broker.

You can also contact Broadridge Financial Solutions, Inc. at 1-800-542-1061 if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future.

Q: Is my vote confidential?

A: Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

Q: Who will count the votes?

A: We have retained independent inspectors of election who will count the shares voted including shares voted during the Annual Meeting and will certify the election results.

Q: What happens if the Annual Meeting is adjourned or postponed?

A: Your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Q: Who is paying for the costs of this proxy solicitation?

A: Your proxy is being solicited by and on behalf of the Board. The expense of preparing, printing, and providing this proxy solicitation will be borne by us. Certain of our directors, officers, representatives, and employees may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from us for solicitation of proxies, but may be reimbursed by us for reasonable out-of-pocket expenses in connection with such solicitation. In accordance with the regulations of the SEC, banks, brokers and other custodians, nominees, and fiduciaries also will be reimbursed by us, as necessary, for their reasonable expenses for sending proxy solicitation materials to the beneficial owners of common stock. Copies of the proxy materials will be supplied to brokers and other nominees for the purpose of soliciting proxies from beneficial owners, and we will reimburse such brokers or other nominees for their reasonable expenses.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results, which are tallied by independent tabulators and certified by independent inspectors, will be published in our current report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

APPENDIX A

CDK GLOBAL, INC.
GAAP TO NON-GAAP RECONCILIATIONS

(Tabular dollar amounts in millions, except per share amounts)
(Unaudited)

We use certain adjusted results to evaluate our operating performance. In addition, we use adjusted EBITDA, among other measures, as an input to determine incentive-based compensation. Our non-GAAP adjustments principally relate to expenses and benefits that impact comparability of the underlying GAAP measures. We believe our non-GAAP measures provide relevant and useful information for users of the financial statements because they provide insight into our ongoing operating results. Adjusted revenues, adjusted earnings before income taxes, adjusted net earnings attributable to CDK, adjusted basic and diluted earnings attributable to CDK per share, and adjusted EBITDA reflect the adjustments enumerated in the footnotes below.

Because adjusted results are not measures of performance that are calculated in accordance with GAAP, they should not be considered in isolation from, or as substitute for, other metrics that are calculated in accordance with GAAP.

The tables below present the reconciliation of the most directly comparable GAAP measures to adjusted revenues, adjusted earnings before income taxes, adjusted net earnings attributable to CDK, and net earnings attributable to CDK to adjusted EBITDA. The following terms as used in the tables below have the meanings ascribed to them in the "Glossary of Non-GAAP Measures" that immediately follows such tables: adjusted revenues; adjusted earnings before income taxes; adjusted net earnings attributable to CDK; and adjusted EDITDA.

	Years Ended June 30,		Change	
	2016	2015	$	%
Revenues	$2,114.6	$2,063.5	$ 51.1	2%
Internet sales leads revenues[1]	—	(46.2)	46.2	
Adjusted revenues	$2,114.6	$2,017.3	$ 97.3	5%
Earnings before income taxes	$ 369.1	$ 299.9	$ 69.2	23%
Margin %	*17.5%*	*14.5%*		
Separation costs[2]	—	34.6	(34.6)	
Accelerated trademark amortization[3]	—	15.6	(15.6)	
Stand-alone public company costs[4]	—	(16.8)	16.8	
Trademark royalty fee[5]	—	5.7	(5.7)	
Stock-based compensation[4]	—	(0.4)	0.4	
Interest expense[4]	—	(8.2)	8.2	
Restructuring expenses[6]	20.2	2.4	17.8	
Other business transformation expenses[6]	39.7	1.9	37.8	
Tax matters indemnification (gain)/loss, net[7]	(2.6)	1.1	(3.7)	
Internet sales leads earnings[1]	—	(2.5)	2.5	
Adjusted earnings before income taxes	$ 426.4	$ 333.3	$ 93.1	28%
Adjusted margin %	*20.2%*	*16.5%*		

	Years Ended June 30,		Change	
	2016	**2015**	**$**	**%**
Net earnings attributable to CDK	$239.3	$178.4	$ 60.9	34%
Separation costs[2]	—	34.6	(34.6)	
Accelerated trademark amortization[3]	—	15.6	(15.6)	
Stand-alone public company costs[4]	—	(16.8)	16.8	
Trademark royalty fee[5]	—	5.7	(5.7)	
Stock-based compensation[4]	—	(0.4)	0.4	
Interest expense[4]	—	(8.2)	8.2	
Restructuring expenses[6]	20.2	2.4	17.8	
Other business transformation expenses[6]	39.7	1.9	37.8	
Tax matters indemnification (gain)/loss, net[7]	(2.6)	1.1	(3.7)	
Internet sales leads earnings[1]	—	(2.5)	2.5	
Income tax effect of pre-tax adjustments[8]	(21.6)	(6.4)	(15.2)	
Income tax expense due to bonus depreciation law change[9]	—	4.6	(4.6)	
Pre spin-off filed tax return adjustment [10]	(0.4)	0.5	(0.9)	
Adjusted net earnings attributable to CDK	**$274.6**	**$210.5**	**$ 64.1**	**30%**
Net earnings attributable to CDK per common share:				
Basic	$ 1.52	$ 1.11		37%
Diluted	$ 1.51	$ 1.10		37%
Adjusted net earnings attributable to CDK per common share:				
Basic	$ 1.75	$ 1.31		34%
Diluted	$ 1.74	$ 1.30		34%
Weighted-average common shares outstanding:				
Basic[11]	157.0	160.6		
Diluted[11]	158.0	161.6		

	Years Ended June 30,		Change	
	2016	**2015**	**$**	**%**
Net earnings attributable to CDK	$ 239.3	$ 178.4	$ 60.9	34%
Margin %	*11.3%*	*8.6%*		
Net earnings attributable to noncontrolling interest[12]	7.5	7.9	(0.4)	
Provision for income taxes[13]	122.3	113.6	8.7	
Interest expense[14]	40.2	28.8	11.4	
Depreciation and amortization[15]	64.0	76.5	(12.5)	
Separation costs[2]	—	34.6	(34.6)	
Stand-alone public company costs[4]	—	(16.8)	16.8	
Trademark royalty fee[5]	—	5.7	(5.7)	
Total stock-based compensation[16]	36.4	30.4	6.0	
Restructuring expenses[6]	20.2	2.4	17.8	
Other business transformation expenses[17]	34.8	1.9	32.9	
Tax matters indemnification (gain)/loss, net[7]	(2.6)	1.1	(3.7)	
Internet sales leads earnings[1]	—	(2.5)	2.5	
Adjusted EBITDA[18]	**$ 562.1**	**$ 462.0**	**$100.1**	**22%**
Adjusted margin %	*26.6%*	*22.9%*		

(1) Elimination of revenues and earnings before income taxes related to the Internet sales leads business, which was part of the ARNA segment and was sold on May 21, 2015. Earnings before income taxes related to the Internet sales leads business includes the loss recognized on the sale of $0.8 million in fiscal 2015.

(2) Incremental costs incurred in fiscal 2015 that were directly attributable to the spin-off from ADP.

(3) Accelerated amortization recognized in the second quarter of fiscal 2015 in the DM segment for the Cobalt trademark related to the change in useful life.

(4) Incremental costs associated with the formation of corporate departments as a stand-alone public company, incremental stock-based compensation expenses incurred for staff additions to build out corporate functions and director compensation costs, and interest expense related to indebtedness incurred with the spin-off. These costs were incurred in fiscal 2016 and have been reflected as adjustments in fiscal 2015 to present these periods on a comparable basis.

(5) Elimination of the royalty paid to ADP for the utilization of the ADP trademark during fiscal 2015, prior to our spin-off from ADP, as there was no comparable royalty after the spin-off.

(6) Restructuring expense recognized in connection with our business transformation plan in fiscal 2016 and 2015. Other business transformation expenses are included within cost of revenues and selling, general and administrative expenses and were incurred in connection with our business transformation plan in fiscal 2016 and 2015.

(7) Net (gain)/loss recorded within other income, net associated with an indemnification receivable from ADP or liability to ADP for pre spin-off tax periods in accordance with the tax matters agreement.

(8) Income tax effect of pre-tax adjustments, including separation costs, which were partially tax deductible in fiscal 2015, and the tax effect of the internet sales leads business.

(9) Adjustment recognized in the second quarter of fiscal 2015 to deferred taxes related to the bonus depreciation to which ADP is entitled under the tax law and in accordance with the tax matters agreement to claim additional tax depreciation for assets associated with our business for tax periods prior to our spin-off from ADP.

(10) Net income tax benefit to adjust the liability for pre spin-off tax returns related to the gain in fiscal 2016. Net income tax expense recognized as a result of filing the pre spin-off tax returns related to the loss in fiscal 2015.

(11) The weighted-average common shares outstanding for fiscal 2016 reflect a reduction of 1.0 million shares that were inadvertently issued and distributed at the spin-off to ADP with respect to certain unvested ADP equity awards. For additional information on this matter, refer to Note 1, "Basis of Presentation" in our audited consolidated and combined financial statements in our Annual Report on Form 10-K.

(12) Net earnings attributable to noncontrolling interest included within the financial statements for the periods presented.

(13) Provision for income taxes included within the financial statements for the periods presented.

(14) Interest expense included within the financial statements for the periods presented.

(15) Depreciation and amortization included within the financial statements for the periods presented, including the accelerated amortization attributable to the Cobalt trademark recognized during the second quarter of fiscal 2015.

(16) Total stock-based compensation expense recognized for the periods presented, of which $3.5 million relates to incremental expense in connection with Mr. Anenen's Transition Agreement.

(17) Other business transformation expenses exclude $4.9 million of accelerated depreciation expense and stock-based compensation expense for fiscal 2016 for purposes of calculating adjusted EBITDA.

We have not provided reconciliations of our fiscal 2018 and 2019 adjusted EBITDA targets to the most directly comparable GAAP measure of net earnings, because these fiscal 2018 and 2019 targets represent financial objectives distinct from forecasts of our performance and therefore, projecting potential adjustments to GAAP results for fiscal 2018 and 2019 targets is not feasible and could be misleading to users of this financial information. This reconciliation above, however, is indicative of the reconciliation that will be prepared for the same fiscal 2018 and 2019 adjusted measures in the future.

GLOSSARY OF NON-GAAP MEASURES

Adjusted Revenues: Adjusted revenues represent consolidated CDK revenues reflective of the adjustments presented in the tables above.

Adjusted Earnings before Income Taxes: Adjusted earnings before income taxes represent consolidated CDK earnings before income taxes reflective of the adjustments presented in the tables above.

Adjusted Net Earnings Attributable to CDK: Adjusted net earnings attributable to CDK represent consolidated net earnings attributable to CDK reflective of the adjustments presented in the tables above.

Adjusted EBITDA: EBITDA is calculated as net earnings attributable to CDK adjusted for net earnings attributable to noncontrolling interest, provision for income taxes, interest expense, depreciation, and amortization. Adjusted EBITDA represents consolidated EBITDA reflective of the adjustments presented in the tables above.